UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2026
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
Third Floor, Hobhouse Court, Suffolk Street
London SW1Y 4HH
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure: AngloGold Ashanti Earnings Release for the Three Months and Year Ended 31 December
2025

Q4 2025 EARNINGS RELEASE	2

AngloGold Ashanti free cash flow* triples to record $2.9bn in 2025, as Adjusted EBITDA* more than doubles to $6.3bn
• Gold production +16% • Total cash costs* and AISC* flat in real terms
• Adjusted net cash* of $879m • Q4 interim dividend of $875m, or 173cps
• Total dividends declared for 2025 of $1.8bn, or 357cps

London, Denver, Johannesburg, 20 February 2026 –
AngloGold Ashanti plc’s(2) (“AngloGold Ashanti”, “AGA”, the
“Company” or the “Group”) delivered record free cash flow*
of $2.9bn in 2025 on strong production growth, continued
cost discipline and a higher average gold price received per ounce*. The Company announced an interim dividend of
$875m for Q4 2025, taking the total payout declared for
2025 to $1.8bn, the highest ever.
AngloGold Ashanti again achieved guidance on gold
production and sustaining capital expenditure*, as it
continues to build a track record of reliability and resilience from its portfolio of ten operating assets across three
continents.
“We continued to focus on safety, operational excellence
and consistency of execution. This allowed us once again to
safely meet production guidance, control costs better than
most of the industry and consequently deliver record
earnings and dividends” said CEO Alberto Calderon. “We
delivered growth and kept costs flat in real terms, which
translated into record earnings, cash flow and dividends.”
Total cash costs per ounce* for the Group(1)(2) of $1,242/oz in
2025, up 7% year-on-year primarily due to higher royalty
costs ($67/oz) driven by an average gold price received per
ounce* of $3,468/oz. Despite this increase, the Company
demonstrated another disciplined performance for the year.
Total cash costs per ounce* for managed operations(1)(2)
were flat year on year in real terms.
Our portfolio optimisation through acquisitions and
divestitures has continued to add value for our shareholders.
The acquisition of Centamin is proving to be a great addition to our portfolio. In Nevada, we complemented our
exploration findings with three acquisitions over the last few years, enabling us to create one of the most exciting new
gold projects in the United States. We have also been
disciplined in selling non-core assets to improve focus on our core portfolio, including the ABC and Doropo projects in Côte
d’Ivoire, and most recently Serra Grande (MSG) in Brazil.
The Company delivered on key strategic initiatives: capturing synergies and Sukari’s integration into the portfolio; delivery of Obuasi’s ramp-up schedule; a more competitive dividend
policy with a quarterly payout schedule; and admission to the
Russell equity indexes, for greater liquidity and visibility among US investors.
At 31 December 2025, total Group gold Mineral Reserve
was 36.5Moz, which represents a 17% increase from
31.2Moz at 31 December 2024. At 31 December 2025, total
Group gold Measured and Indicated Mineral Resource was
68.0Moz and total Group gold Inferred Mineral Resource
was 49.3Moz.
Record safety performance
The Total Recordable Injury Frequency Rate (“TRIFR”) at the
Company’s managed operations(1)(2) improved from 0.98
injuries per million hours worked in 2024 to 0.97 injuries per million hours worked in 2025, the lowest level in AngloGold
Ashanti’s history and well below the member average of the
International Council on Metals and Minerals (ICMM) of 2.29
injuries per million hours worked in 2024.
Operating and financial review
Gold production for the Group(1)(2)(3) increased 16% year-on-
year to 3.1Moz in 2025 from 2.7Moz in 2024, mainly
reflecting the first full-year production contribution from
Sukari and improved operational performance at certain
assets in the portfolio. The average gold price received per ounce*(1)(2) rose 45% year-on-year to $3,468/oz in 2025,
from $2,394/oz in 2024.
Higher revenues translated directly into record cash flow and earnings, supported by continued focus on operational
efficiency, working capital discipline and cost leadership.
Adjusted EBITDA* increased 129% year-on-year to a record
$6.3bn in 2025 (from $2.7bn in 2024), while free cash flow*
rose 204% to $2.9bn in 2025 (from $1.0bn in 2024).
Total cash costs per ounce* for the Group(1)(2) increased 7%
year-on-year in 2025 broadly in line with aggregate inflation of about 3% across the portfolio, and materially higher
royalties driven by the higher gold price, which resulted in an estimated 6% increase in total cash costs per ounce*.
The 45% increase in the average gold price received per
ounce*(1)(2) in 2025 compared to 2024 translated into a 143%
rise in net cash flow from operating activities.
Cash flow supports strong capital allocation
The Company generated record free cash flow* of $2.9bn for
the full year, as AngloGold Ashanti continued to translate
higher margins into cash generation.
Adjusted EBITDA* was a record $6.3bn in 2025, while
headline earnings(4) increased 186% year-on-year to $2.7bn
for the year (from $1.0bn in 2024), reflecting higher realised gold prices, production growth and disciplined cost control.
An interim dividend of $875m, or 173 US cents per share,
was declared for Q4 2025. The payout comprises 50% of
free cash flow* and an additional amount of $350m,
providing additional direct returns to shareholders and
highlighting continued confidence in the outlook for operating performance and free cash flow* generation in 2026. This
takes the total payout for 2025 to a record $1.8bn, or 357 US cents per share. This represents 62% of free cash flow* for
2025.

Q4 2025 EARNINGS RELEASE	3

2025 I GROUP PERFORMANCE

CONTINUED
The balance sheet ended the year in its strongest position
ever, even after record dividend payments, with an Adjusted
net cash* position of $879m at 31 December 2025,
compared with Adjusted net debt* of $567m at the end of
2024. Total liquidity was approximately $4.4bn at year end,
including cash and cash equivalents of approximately
$2.9bn.
Payments to host Governments
AngloGold Ashanti’s strong performance in 2025 translated
into tangible benefits for a wide range of stakeholders, who realised a significant increase in benefits from the improved operational result and the higher gold price. During the year,
$2.66bn was paid by the Company to host governments in
various forms including direct and indirect taxes, royalties, dividends, profit share arrangements and taxes on employee
payrolls. This was more than double the amount paid in
2024, reinforcing the Company’s role as a long-term
development partner.
Momentum continued at managed operations(1)(2)
Operational performance across the portfolio remained
resilient, supported by improved execution, mine plan
delivery and continued focus on safety and cost discipline.
Gold production for the Group(1)(2)(3) was 3.1Moz for 2025
compared to 2.7Moz in 2024. Gold production for the year
was mainly driven by year-on-year production improvements
at Obuasi (+20%), Siguiri (+6%), Geita (+2%), Cerro
Vanguardia (+2%) and AGA Mineração (Cuiabá) (+1%), as
well as the first full-year contribution from Sukari (500koz).
These increases were partly offset by lower gold production
contributions from Iduapriem (-16%), Sunrise Dam (-10%),
Serra Grande (-34%), Tropicana (-3%) and Kibali (-2%).
The solid production performance from AngloGold Ashanti’s
managed operations(1)(2), alongside an ongoing focus on site expenditures and implementation of the Full Asset Potential
programme, helped partially offset inflationary pressures and materially higher royalty payments.
Total cash costs per ounce* for the Group(1)(2) rose 7% year-
on-year to $1,242/oz in 2025, compared with $1,157/oz in
2024. All-in sustaining costs per ounce* (“AISC”) for the
Group(1)(2) rose 6% year-on-year to $1,709/oz in 2025,
compared with $1,611/oz in 2024, mainly due to higher total
cash costs per ounce* and increased sustaining capital
expenditure*.
Total cash costs per ounce* for managed operations(1)(2) rose
5% year-on-year to $1,252/oz in 2025, compared with
$1,187/oz in 2024. AISC per ounce* for managed
operations(1)(2) rose 5% year-on-year to $1,751/oz in 2025,
compared with $1,672/oz in 2024.
Total capital expenditure for the Group(1)(2) rose to $1.6bn in
2025, up 32% year-on-year from $1.2bn in 2024, with
sustaining capital expenditure* increasing 22% year-on-year
to $1,141m, from $932m in 2024. The increase in sustaining
capital expenditure* reflects the first full-year inclusion of
Sukari and ongoing investment to support asset integrity and long-term operational resilience, in line with strategic
priorities. Non-sustaining capital expenditure* was $459m in
2025, up 62% from $283m in 2024.
Advancing Arthur Gold Project studies(5)
The Company is declaring a first-time Merlin gold Mineral
Reserve for the Arthur Gold Project totalling 4.9Moz. The
completed pre-feasibility study supports an initial nine-year mine life with an estimated average annual production of
approximately 500,000oz, with AISC per ounce* estimated at
$954/oz (real terms). Project capital expenditure (real terms)
is forecast at $3.6bn. The Arthur Gold Project integrates the
Merlin and Silicon deposits into a large-scale, continuous
mineralised system, demonstrating the possibility for a Tier
One gold asset with strong economics and potential for
further growth in southern Nevada's Beatty Mining District.
Continued exploration success
AngloGold Ashanti continued to invest in exploration and
Mineral Resource to Mineral Reserve conversion to underpin
long-term value creation. The Company has achieved
significant exploration success over the past five years,
adding 23.1Moz to its gold Mineral Reserve including
acquisitions and before accounting for depletion.
In 2025, for the ninth consecutive year, AngloGold Ashanti
has recorded an annual increase in gold Mineral Reserve
before depletion (for the continuing operations), including a first time Mineral Reserve declaration at Merlin of 4.9Moz
and a notable increase of 1.3Moz pre-depletion at Geita.
Iduapriem, Ghana

Q4 2025 EARNINGS RELEASE	4

2025 I GROUP PERFORMANCE

CONTINUED
At 31 December 2025, total Group gold Mineral Reserve
was 36.5Moz, total Group gold Measured and Indicated
Mineral Resource was 68.0Moz and total Group gold
Inferred Mineral Resource was 49.3Moz.
Updated outlook reflecting higher royalties(6)
The Company is pleased to provide updated 2026 guidance,
following the divestment of Serra Grande from the portfolio.
The 2026 outlook includes estimated non-sustaining capital
expenditure on the definitive feasibility study for the Arthur
Gold Project ($111m), estimated early expenditure for North
Bullfrog ($32m), estimated Kibali Pamoa waste stripping and
tailings storage facilities (“TSFs”) ($134m attributable),
estimated enhanced TSFs at Obuasi and Siguiri to facilitate
production growth and life extensions in coming years
($131m) and estimated waste stripping at Sukari ($126m) to
provide flexibility for future organic growth projects.
Gold production for the Group(1)(2)(3) is forecast to range
between 2.80Moz and 3.17Moz in 2026.
Total cash cost per ounce* for the Group(1)(2) is forecast to range between $1,315/oz and $1,430/oz. The midpoint of
these range represents an approximate 11% increase (or
$130/oz) compared to 2025, with approximately 50% of the
increase reflecting higher royalty costs and 50% of the
increase reflecting cost inflation. AISC per ounce* for the
Group(1)(2) is forecast to range between $1,780/oz and
$1,990/oz in 2026.
(1)The term “managed operations” refers to subsidiaries managed by
AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti's share of attributable earnings and are not managed by AngloGold Ashanti.
Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
(2)On 22 November 2024, the acquisition of Centamin plc (“Centamin”) was successfully completed. Centamin has been included from the effective date of the acquisition.
(3)Includes gold concentrate from the Cuiabá mine sold to third parties.
(4)The financial measures “headline earnings (loss)” and “headline earnings
(loss) per share” are not calculated in accordance with IFRS® Accounting
Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA),
at the request of the Johannesburg Stock Exchange Limited (JSE). These
measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange
Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.
(5)The Pre-Feasibility Technical Report Summary for the Arthur Gold Project
will be filed as an exhibit to the Company’s annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC.
A Tier One asset is generally defined by AngloGold Ashanti as a large, long-life, low-cost operation or project, located in a stable and supportive jurisdiction, capable of generating strong free cash flow* through commodity cycles and delivering sustained value to shareholders and host countries. In addition, refer to the disclaimers below “Corporate update—Arthur Gold Project pre-feasibility study”.
(6)Refer to the disclaimer below the heading “Guidance” herein for further information.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Geita, Tanzania

Q4 2025 EARNINGS RELEASE	5

2025 I GROUP PERFORMANCE

CONTINUED

FINANCIAL RESULTS	Quarter	Quarter		Year	Year
	ended	ended	%	ended	ended	%
	Dec	Dec	Variance	Dec	Dec	Variance
US Dollar millions, except as otherwise noted	2025	2024		2025	2024
Average gold price received*(1)(2) ($/oz)	4,171	2,653	57%	3,468	2,394	45%
Adjusted EBITDA* ($m)	2,175	884	146%	6,294	2,747	129%
Headline earnings(4) ($m)	967	405	139%	2,725	954	186%
Capital expenditure - Group(1)(2) ($m)	495	369	34%	1,600	1,215	32%
Net cash flow from operating activities ($m)	1,622	690	135%	4,784	1,968	143%
Free cash flow* ($m)	1,050	302	248%	2,908	956	204%
Adjusted net debt (cash)* ($m)	(879)	567	(255)%	(879)	567	(255)%

FINANCIAL HIGHLIGHTS
•Adjusted EBITDA* rose by 129% year-on-year to $6,294m for 2025, compared to $2,747m for 2024, mainly due to increased production volumes, effective cost management and supported by the higher average gold price received per ounce*
•Free cash flow* rose by 204% to $2,908m in 2025, from $956m in 2024
•Headline earnings(4) rose 186% year-on-year to $2,725m in 2025, from $954m in 2024; headline earnings(4) per share up
143% year-on-year to 537 US cents per share in 2025, from 221 US cents per share in 2024
•Total capital expenditure for the Group(1)(2), which included $262m at Sukari, increased 32% year-on-year to $1,600m in
2025, from $1,215m in 2024, including $1,141m in sustaining capital expenditure* and $459m in non-sustaining capital expenditure*, reflecting Sukari’s inclusion and reinvestment across the portfolio
•Adjusted net debt* ended in a cash position of $879m at 31 December 2025
•Interim dividend of 173 US cents/share declared for Q4 2025

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q4 2025 EARNINGS RELEASE	6

2025 I GROUP PERFORMANCE

CONTINUED

OPERATING RESULTS	Quarter	Quarter		Year	Year
	ended	ended	%	ended	ended	%
	Dec	Dec	Variance	Dec	Dec	Variance
US Dollar millions, except as otherwise noted	2025	2024		2025	2024
Gold production - Group(1)(2)(3) (koz)	799	750	7%	3,091	2,661	16%
Gold production - Managed operations(1)(2)(3)(koz)	720	670	7%	2,788	2,352	19%
Total cash costs* - Group(1)(2) ($/oz)	1,292	1,144	13%	1,242	1,157	7%
Total cash costs* - Managed operations(1)(2) ($/oz)	1,307	1,165	12%	1,252	1,187	5%
AISC* - Group(1)(2) ($/oz)	1,805	1,647	10%	1,709	1,611	6%
AISC* - Managed operations(1)(2) ($/oz)	1,881	1,702	11%	1,751	1,672	5%

OPERATIONAL HIGHLIGHTS
•TRIFR at managed operations was 0.97 injuries per million hours worked in 2025, well below industry benchmarks
•Gold production for the Group(1)(2)(3) increased by 16% year-on-year in 2025, reaching 3,091koz compared to 2,661koz in 2024
•Sukari contributed 500,000oz in gold production for 2025, cementing itself as a Tier 1 asset for the Group
•Obuasi delivered a strong 266,000oz in 2025, a 20% year-on-year increase, as underground mined tonnes and grade improved, together with an uplift in plant recoveries, while Siguiri also grew production by 6% year-on-year
•Gold production from managed operations(1)(2)(3) rose 19% year-on-year to 2,788koz in 2025, up from 2,352koz in 2024, supported by consistent production delivery from Sukari, Obuasi, Siguiri, Geita, Cerro Vanguardia and Cuiabá
•Australia’s gold production was lower year-on-year in 2025, in line with internal expectations
•Total cash costs per ounce* for the Group(1)(2) increased 7% to $1,242/oz in 2025, from $1,157/oz in 2024; AISC per ounce* for the Group(1)(2) rose 6% to $1,709/oz in 2025, from $1,611/oz in 2024
•Total cash costs per ounce* from managed operations(1)(2) increased 5% year-on-year to $1,252/oz in 2025, from
$1,187/oz in 2024 mainly driven by cost inflation reflecting increases in labour, consumable stores and mining contractor costs, and higher gold royalty costs
•AISC per ounce* from managed operations(1)(2) rose 5% year-on-year to $1,751/oz in 2025, from $1,672/oz in 2024, reflecting higher total cash costs per ounce* and higher sustaining capital expenditure* reinvestment
•AngloGold Ashanti achieved full-year 2025 guidance for gold production. AISC per ounce* and total cash costs per ounce* were marginally above guidance due to higher royalty costs related to the higher gold price

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q4 2025 EARNINGS RELEASE	7

GROUP I FINANCIAL AND OPERATING KEY STATISTICS

KEY STATISTICS		Quarter	Quarter	Year	Year
		ended	ended	ended	ended
		Dec	Dec	Dec	Dec
US Dollar millions, except as otherwise noted		2025	2024	2025	2024
Operating review
Gold
Produced - Group(1)(2)(3)	- oz (000)	799	750	3,091	2,661
Produced - Managed operations(1)(2)(3)	- oz (000)	720	670	2,788	2,352
Produced - Non-managed joint ventures(1)	- oz (000)	79	80	303	309

Sold - Group(1)(2)(3)	- oz (000)	803	725	3,105	2,679
Sold - Managed operations(1)(2)(3)	- oz (000)	725	647	2,807	2,370
Sold - Non-managed joint ventures(1)	- oz (000)	78	78	298	309

Financial review
Gold income	- $m	3,023	1,716	9,730	5,673
Cost of sales - Group(1)(2)	- $m	1,521	1,144	5,454	4,106
Cost of sales - Managed operations(1)(2)	- $m	1,425	1,043	5,022	3,726
Cost of sales - Non-managed joint ventures(1)	- $m	96	101	432	380
Total operating costs	- $m	986	815	3,655	2,911
Gross profit	- $m	1,643	707	4,871	2,067

Average gold price received per ounce* - Group(1)(2)	- $/oz	4,171	2,653	3,468	2,394
Average gold price received per ounce* - Managed operations(1)(2)	- $/oz	4,172	2,652	3,466	2,393
Average gold price received per ounce* - Non-managed joint ventures(1)	- $/oz	4,162	2,662	3,483	2,401
All-in sustaining costs per ounce* - Group(1)(2)	- $/oz	1,805	1,647	1,709	1,611
All-in sustaining costs per ounce* - Managed operations(1)(2)	- $/oz	1,881	1,702	1,751	1,672
All-in sustaining costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,108	1,188	1,317	1,146
Total cash costs per ounce* - Group(1)(2)	- $/oz	1,292	1,144	1,242	1,157
Total cash costs per ounce* - Managed operations(1)(2)	- $/oz	1,307	1,165	1,252	1,187
Total cash costs per ounce* - Non-managed joint ventures(1)	- $/oz	1,156	967	1,148	935

Profit before taxation	- $m	1,444	698	4,276	1,672
Adjusted EBITDA*	- $m	2,175	884	6,294	2,747
Total borrowings	- $m	2,258	2,125	2,258	2,125
Adjusted net debt (cash)*	- $m	(879)	567	(879)	567

Profit attributable to equity shareholders	- $m	855	470	2,636	1,004
	- US cents/share	168	103	519	233
Headline earnings(4)	- $m	967	405	2,725	954
	- US cents/share	190	89	537	221
Net cash inflow from operating activities	- $m	1,622	690	4,784	1,968
Free cash flow*	- $m	1,050	302	2,908	956
Capital expenditure - Group(1)(2)	- $m	495	369	1,600	1,215
Capital expenditure - Managed operations(1)(2)	- $m	454	333	1,449	1,090
Capital expenditure - Non-managed joint ventures(1)	- $m	41	36	151	125

(1) The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” (i.e., Kibali) refers to equity-accounted joint ventures that are reported based on AngloGold Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.

(2) On 22 November 2024, the acquisition of Centamin was successfully completed. Centamin has been included from the effective date of the acquisition.
(3) Includes gold concentrate from the Cuiabá mine sold to third parties.
(4) The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with IFRS® Accounting Standards, but in accordance with the Headline Earnings Circular 1/2023, issued by the South African Institute of Chartered Accountants (SAICA), at the request of the Johannesburg
Stock Exchange Limited (JSE). These measures are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures for purposes of the rules and regulations of the US Securities and Exchange Commission (“SEC”) applicable to the use and disclosure of Non-GAAP financial measures.

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	8

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW
Gold production
Group gold production for Q4 2025 totalled 799,000oz, a 7%
increase from 750,000oz in Q4 2024. This strong year-on-
year growth was mainly the result of another full-quarter
production contribution from Sukari, combined with solid gold production increases at Obuasi (+12koz), Siguiri (+11koz)
and Cuiabá (+2koz). The Group experienced lower gold
production at Geita (-23koz), mainly due to lower mined
grades from underground operations, and lower plant
recoveries from poor grinding and underperformance of the
gravity gold circuit; at Serra Grande (-11koz), which was sold on 1 December 2025; at Sunrise Dam (-8koz), mainly due to
lower recovered grade resulting from mine plan changes and
lower loader and stope availability; at Tropicana (-7koz),
mainly due to a higher proportion of lower grade stockpile
ore processed; and at Cerro Vanguardia (-5koz), mainly due
to lower tonnes treated from open pit operations. Gold
production at Iduapriem, and Kibali remained largely
unchanged year-on-year.
Group gold production for 2025 totalled 3,091,000oz, a 16%
increase from 2,661,000oz in 2024. This strong year-on-year
growth was mainly driven by the addition of Sukari
production into the portfolio, and production improvements at
Obuasi (+45koz), Siguiri (+16koz), Geita (+9koz), Cerro
Vanguardia (+4koz) and Cuiabá (+2koz). The Group
experienced lower gold production at Iduapriem (-38koz),
Sunrise Dam (-27koz), Serra Grande (-27koz), Tropicana
(-8koz) and Kibali (-6koz).
Obuasi delivered significant improvements for both the
quarter and year, with gold production increasing by 20% in
Q4 2025 compared to Q4 2024, as well as a 20% year-on-
year increase in 2025 compared to 2024. These increases
were mainly driven by an increase in tonnes treated from
underground operations; overcoming the ventilation and
equipment constraints experienced in 2024; and an increase
in recovered grades due to a combination of higher
underground feed grades, together with the commissioning
and optimisation of a second flash cell.
Siguiri also delivered a solid Q4 2025 and 2025 full year,
with gold production increasing by 15% in Q4 2025
compared to Q4 2024, benefiting from an increase in
recovered grade, with higher plant recoveries due to
improved carbon management, and an increase in tonnes
treated due to higher mill run time.
Costs
Total cash costs per ounce* for the Group increased by 13%
year-on-year to $1,292/oz in Q4 2025, compared to $1,144/
oz in Q4 2024. The increase was largely driven by higher
royalty costs linked to the stronger average gold price
received per ounce*, which resulted in an estimated 8%
increase in total cash costs per ounce*. In addition, costs
increased as a result of an estimated 4% rise in inflation
mainly due to increases in labour, consumable stores and
mining contractor costs, reflecting consumer price index
(“CPI”) movements in the jurisdictions where the Group
operates.
Managed operations recorded a 12% year-on-year increase
in total cash costs per ounce*, rising from $1,165/oz in Q4
2024 to $1,307/oz in Q4 2025. In addition to the impact of
the higher gold royalties, the increase reflects lower gold
production at Geita, Sunrise Dam, Tropicana, Cerro
Vanguardia and Serra Grande, as well as increases in
labour, consumable stores and contractor costs at Siguiri
and Obuasi. This increase was partially offset by the addition of Sukari production to the portfolio, and stronger production performances at Siguiri, Obuasi and Cuiabá.
Total cash costs per ounce* at the Group’s non-managed
joint ventures increased by 20% year-on-year to $1,156/oz in
Q4 2025, compared to $967/oz in Q4 2024. The increase
was primarily driven by higher royalties and increases in
labour, consumable stores and mining contractor costs at
Kibali year-on-year.
All-in sustaining costs per ounce* (“AISC”) for the Group
increased by 10% year-on-year to $1,805/oz in Q4 2025,
compared to $1,647/oz in Q4 2024. At the managed
operations, AISC per ounce* increased by 11% to $1,881/oz
in Q4 2025, up from $1,702/oz in Q4 2024, reflecting higher
total cash costs per ounce* and higher year-on-year
sustaining capital expenditure*. AISC per ounce* at the non-
managed joint ventures decreased by 7% to $1,108/oz in Q4
2025, from $1,188/oz in Q4 2024, primarily due to a year-on-
year decrease in rehabilitation and other expenditure at
Kibali.
Total cash costs per ounce* for the Group increased by 7%
year-on-year to $1,242/oz for 2025, compared to $1,157/ oz
in 2024. This increase was primarily driven by higher royalty costs linked to the stronger average gold price received per ounce*, which resulted in an estimated 6% increase in total
cash costs per ounce*, and an estimated 3% rise in inflation driven by higher labour, stores and mining contractor costs.
These impacts were partially offset by a favourable
cumulative foreign currency exchange rate against the US
dollar, which resulted in a 2% cost benefit.
Managed operations reported a 5% year-on-year increase in
total cash costs per ounce*, from $1,187/oz in 2024 to
$1,252/oz in 2025. This increase was primarily driven by
higher gold royalty costs and higher labour, consumable
stores and mining contractor costs, including operational
challenges at Iduapriem, Sunrise Dam and Serra Grande.
This increase was partially offset by the inclusion of Sukari production into the portfolio and strong operational
performances at Obuasi, Siguiri, Geita, Cerro Vanguardia
and Cuiabá.
Total cash costs per ounce* at non-managed joint ventures
increased by 23% year-on-year to $1,148/oz for 2025, up
from $935/oz in 2024, primarily due to year-on-year
increases in labour, consumable stores and mining
contractor costs and higher gold royalties at Kibali.
AISC per ounce* for the Group increased by 6% year-on-
year to $1,709/oz in 2025, from $1,611/oz in 2024. For
managed operations, AISC per ounce* increased by 5% to
$1,751/oz for 2025, up from $1,672/oz in 2024, reflecting the impact of higher total cash costs per ounce*, and higher
sustaining capital expenditure*, partially offset by the positive impact of the inclusion of Sukari production in the portfolio.
AISC per ounce* at non-managed joint ventures increased
by 15% to $1,317/oz for 2025, compared to $1,146/oz for
2024, primarily due to increases in labour, consumable
stores and mining contractor costs and higher sustaining
capital expenditure*.
Adjusted EBITDA*
Adjusted earnings before interest, tax, depreciation and
amortisation* (“Adjusted EBITDA*”) for Q4 2025 increased to
$2,175m, up from $884m in Q4 2024. This strong year-on-
year growth was underpinned by a favourable operating and

Q4 2025 EARNINGS RELEASE	9

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
market environment, including a higher average gold price
received per ounce*, increased gold sales volumes, no
losses on non-hedge derivatives and other commodity
contracts, lower costs related to legacy TSFs, lower legal
fees and other provisions, and higher equity earnings from
associates and non-managed joint ventures. These gains
were partially offset by higher total operating costs (mainly driven by increased royalty expenses and higher costs
related to the inclusion of Sukari for the full quarter), higher inventory movements, higher corporate and exploration
costs, higher governmental fiscal claims, higher costs
relating to mining contractor rates and no insurance claim
reimbursements in the current period.
Adjusted EBITDA* for 2025 increased to $6,294m,
compared to $2,747m in 2024. This strong year-on-year
growth was driven by a combination of favourable
operational and market conditions, including a higher
average gold price received per ounce*, increased gold
sales volumes, no losses on non-hedge derivatives and
other commodity contracts, lower legal fees and higher
equity earnings from associates and non-managed joint
ventures. This increase was partly offset by higher total
operating costs (mainly driven by higher royalty costs and
higher costs related to the full year inclusion of Sukari),
higher inventory movements, higher corporate and
exploration costs, higher costs associated with legacy TSFs, higher governmental fiscal claims, higher indirect taxes,
higher costs relating to mining contractor rates, higher other provisions and no insurance claim reimbursements in the
current period.
Earnings
Basic earnings (profit attributable to equity shareholders) for
Q4 2025 were $855m, or 168 US cents per share, compared
to $470m, or 103 US cents per share, in Q4 2024. The
strong year-on-year increase was largely driven by a higher
average gold price received per ounce*, increased gold
sales volumes, no losses on non-hedge derivatives and
other commodity contracts and higher equity earnings from
associates and non-managed joint ventures. Q4 2025 also
benefited from lower costs related to legacy TSFs as well as lower legal fees and other provisions.
These positive contributions were partially offset by higher total operating costs, including increased royalty expenses
and costs associated with the inclusion of Sukari for the full quarter in the current period, along with higher asset
amortisation, higher inventory movements, higher corporate
and exploration costs, higher finance costs, lower foreign
exchange gains, higher care and maintenance costs in the
current period compared with a credit in the prior-year
period, higher costs relating to mining contractor rates, less impairment reversals and higher asset impairment in the
current period compared with profits in the prior-year period, and a higher tax charge.
Basic earnings (profit attributable to equity shareholders) for
2025 were $2,636m, or 519 US cents per share, compared
to $1,004m, or 233 US cents per share, in 2024. This strong
year-on-year growth was primarily driven by a higher
average gold price received per ounce*, increased gold
sales volumes, and no losses on non-hedge derivatives and
other commodity contracts. Additional contributions came
from lower legal fees, lower care and maintenance costs,
and higher equity earnings from associates and non-
managed joint ventures.
These positive impacts were partially offset by higher total operating costs, including increased royalty expenses and
the costs associated with the full year inclusion of Sukari in the current period, alongside higher amortisation of assets, elevated costs related to legacy TSFs and governmental
fiscal claims, higher costs relating to mining contractor rates, higher corporate and exploration costs, higher finance costs and interest relating to the once-off settlement of a tax
liability in Brazil, higher foreign exchange losses, higher
indirect taxes, higher restructure costs and other provisions in the current period, loss on disposal of the Doropo and
ABC projects in Côte d’Ivoire in the current period, higher
asset impairments, and a higher tax charge.
Headline earnings‡ for Q4 2025 were $967m, or 190 US
cents per share, compared to $405m, or 89 US cents per
share, in Q4 2024. The increase in headline earnings‡
reflects the same key drivers that supported the rise in basic earnings during Q4 2025. In addition, headline earnings‡
excludes impairment reversals/impairments, asset
derecognitions and losses (profits) on disposal of assets and taxes thereon.
Headline earnings‡ for 2025 were $2,725m, or 537 US cents
per share, compared to $954m, or 221 US cents per share,
for 2024. The increase in headline earnings‡ reflects the
same key drivers that supported the rise in basic earnings
during 2025, except for impairment reversals/impairments,
asset derecognitions and losses (profits) on disposal of
assets and taxes thereon which are excluded.
‡The financial measures “headline earnings (loss)” and “headline earnings (loss) per share” are not calculated in accordance with
IFRS® Accounting Standards, but in accordance with the
Headline Earnings Circular 1/2023, issued by the South African
Institute of Chartered Accountants (SAICA), at the request of the
Johannesburg Stock Exchange Limited (JSE). These measures
are required to be disclosed by the JSE Listings Requirements and therefore do not constitute Non-GAAP financial measures
for purposes of the rules and regulations of the SEC applicable to the use and disclosure of Non-GAAP financial measures.
Cash flow
Net cash inflow from operating activities reached $1,622m in
Q4 2025, representing a 135% year-on-year increase from
$690m in Q4 2024. This strong performance was
underpinned by a higher average gold price received per
ounce*, increased gold sales volumes from managed
operations, and higher dividends received from joint
ventures. These gains were partially offset by higher total
operating costs and increased tax payments.
After accounting for capital expenditure, loan repayments
from Kibali, and dividends paid to non-controlling
shareholders, the Company generated a free cash inflow* of
$1,050m in Q4 2025, compared to $302m in Q4 2024.
Net cash inflow from operating activities was $4,784m for
2025, a 143% increase year-on-year from $1,968m for 2024.
This strong performance was primarily driven by a higher
average gold price received per ounce*, increased gold
sales volumes from managed operations, and higher
dividends received from joint ventures. These benefits were
partially offset by higher total operating costs and increased tax payments.

Q4 2025 EARNINGS RELEASE	10

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED
After accounting for capital expenditure, loan repayments
from Kibali, dividends paid to non-controlling shareholders, the Company generated a free cash inflow* of $2,908m in
2025, compared to $956m in 2024.
The dividend policy targets a 50% payout of annual free
cash flow*, subject to maintaining an Adjusted net debt* to
Adjusted EBITDA* ratio of 1.0 times. The interim dividend for
Q4 2025, is 173 US cents per share, bringing the total
amount of dividends declared in relation to 2025 to $1.8bn.
During Q4 2025, AngloGold Ashanti received $67m in
dividends and $84m in loan repayments from the Kibali joint
venture, compared to $44m in dividends and $10m in loan
repayments in Q4 2024. The Company’s attributable share
of outstanding cash balances awaiting repatriation from the
Democratic Republic of the Congo (“DRC”) was $110m at
31 December 2025, down from $119m at 30 September
2025.
Free cash flow* during Q4 2025 was impacted by ongoing
movements in value-added tax (“VAT”) recoveries at Geita
and Kibali, foreign exchange controls and export duty-related restrictions at Cerro Vanguardia (“CVSA”), as well as a tax
liability settlement in Brazil:
•In Tanzania, the net overdue recoverable VAT input credit
balance (after discounting provisions) decreased by
$15m during Q4 2025 to $171m at 31 December 2025,
down from $186m at 30 September 2025. This decrease
reflects the application of $41m in verified VAT claims
against corporate tax liabilities and foreign exchange
gains of $2m , partially offset by new claims submitted
during the period of $23m, and a decrease in the
discounting provision of $5m. AngloGold Ashanti expects
to continue offsetting eligible VAT claims against
corporate taxes as part of its recovery strategy.
•In the DRC, the Company’s attributable share of the net
recoverable VAT balance (including fuel duties and after
discounting provisions) decreased by $27m during
Q4 2025 to $63m at 31 December 2025, down from
$90m at 30 September 2025. This decrease was driven
by $57m of VAT refunds received, partially offset by $7m
in new claims submitted, $12m in revaluation
adjustments and $11m decrease in the discounting
provision.
•In Argentina, CVSA’s cash balance decreased by $12m#
during Q4 2025 to $97m# at 31 December 2025, down
from $109m# at 30 September 2025. The cash remains
available for CVSA’s operational and exploration
requirements.
During Q2 2025, CVSA approved its 2024 local financial
statements and declared dividends attributable to the
2024 financial year to AngloGold Ashanti’s offshore
($222m#) and onshore ($23m#) investment holding
companies. CVSA paid all the offshore dividends to
AngloGold Ashanti ($35m during Q2 2025, $140m during
Q3 2025 and $47m during Q4 2025), by utilising a
currency swap mechanism to secure the required US
dollars. Regarding onshore payments, CVSA paid $5m
during H2 2025 and expects to continue with onshore
dividend payments, subject to cash availability, in order
to pay the remaining amount of dividends declared.
#US dollar equivalent and at prevailing exchange rates.
•In Brazil there was a once-off settlement of a tax liability in Q4 2025 relating to the 2020 to 2024 financial years of
$130m as a result of the misclassification of certain costs
in those years.†
†As previously reported in the Company’s Q3 2025 Earnings
Release, selected line items in its consolidated statement of financial position as at 31 December 2024 have been revised to correct immaterial prior period errors relating to the classification of deferred and current taxation assets and liabilities.
AGA Mineração, Cuiabá, Brazil

Q4 2025 EARNINGS RELEASE	11

GROUP I FINANCIAL AND OPERATING RESULTS

QUARTERLY REVIEW CONTINUED

FREE CASH FLOW*	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
US Dollar millions, except as otherwise noted	2025	2024	2025	2024
Net cash flow from operating activities	1,622	690	4,784	1,968
Repayment of loans advanced to joint ventures	84	10	161	149
Dividends paid to non-controlling interests	(202)	(65)	(588)	(71)
Operating cash flow	1,504	635	4,357	2,046
Capital expenditure on tangible and intangible assets	(454)	(333)	(1,449)	(1,090)
Free cash flow*	1,050	302	2,908	956

* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.
Balance sheet and liquidity
During Q4 2025, Adjusted net debt* ended in a cash
position, despite the payment of $670m in dividends during
Q4 2025. Adjusted net cash* at 31 December 2025 was
$879m, compared to Adjusted net debt* of $567m at
31 December 2024.
At 31 December 2025, the balance sheet remained robust,
supported by significant available liquidity. This included the undrawn $1.4bn multi-currency revolving credit facility
(“RCF”), the undrawn $65m Siguiri RCF and $5m undrawn
on the Geita multi-currency RCF. AngloGold Ashanti held
approximately $2.9bn in cash and cash equivalents at 31
December 2025, bringing Group liquidity to approximately
$4.4bn at 31 December 2025.
Capital expenditure
During Q4 2025, sustaining capital expenditure* of the
Group increased by 23% year-on-year to $350m, compared
to $285m in Q4 2024. Sustaining capital expenditure* at
managed operations rose by 24% year-on-year to $329m in
Q4 2025, up from $266m in Q4 2024. This increase was
primarily driven by the inclusion of Sukari’s sustaining capital expenditure* of $43m to the portfolio (including additional
mining fleet replacements and adjusted rebuild schedules in
Q4 2025), and a $13m increase at Obuasi mainly due to an
increased rate per meter in Mineral Reserve development
and underground infrastructure development. At non-
managed joint ventures, sustaining capital expenditure*
increased by 11% year-on-year to $21m in Q4 2025, from
$19m in Q4 2024, mainly reflecting higher expenditure on
underground equipment and increased Mineral Reserve
development costs at Kibali, aligned with increased
underground development metres.
Non-sustaining capital expenditure* for the Group was
$145m in Q4 2025, a 73% increase year-on-year from $84m
in Q4 2024. At managed operations, non-sustaining capital
expenditure* rose by 87% year-on-year to $125m, from
$67m in Q4 2024, largely due to the addition of Sukari’s non-
sustaining capital expenditure* of $35m to the portfolio, and a $10m increase at Siguiri due to Block 3 implementation,
with haul road construction and mining hub workshops
underway. This increase was partially offset by reduced
growth capital expenditure at Obuasi, following the
completion of Phase 3 of the Obuasi redevelopment project
in Q4 2024.
Non-managed joint ventures recorded an 18% year-on-year
increase in non-sustaining capital expenditure* to $20m in
Q4 2025, from $17m in Q4 2024, mainly driven by higher
expenditure at Kibali on waste stripping for the Pamao
deposition project, as well as expenditure on the
implementation of the Oere resettlement action plan.
During 2025, sustaining capital expenditure* of the Group
increased by 22% year-on-year to $1,141m, compared to
$932m in 2024. Sustaining capital expenditure* at managed
operations rose by 24% year-on-year to $1,070m in 2025, up
from $864m in 2024. This increase was primarily driven by
the inclusion of Sukari’s sustaining capital expenditure* of
$145m in the portfolio, a $37m increase at Geita reflecting
the acquisition of a new mining fleet and increased
investment in Mineral Reserve development, and a $29m
increase at Obuasi mainly due to an increased rate per
meter in Mineral Reserve development and underground
infrastructure development. This increase was partially offset by lower expenditure at Siguiri following elevated deferred
stripping expenditure in 2024, and reduced expenditure at
Iduapriem mainly due to savings initiatives and temporary
deferral of some stay-in-business capital. At non-managed
joint ventures, sustaining capital expenditure* at Kibali
increased by 4% year-on-year to $71m in 2025, from $68m
in 2024.
Non-sustaining capital expenditure* for the Group was
$459m in 2025, a 62% increase year-on-year from $283m in
2024. At managed operations, non-sustaining capital
expenditure* rose by 68% year-on-year to $379m, from
$226m in 2024, primarily driven by the addition of Sukari’s
non-sustaining capital expenditure* of $117m to the portfolio, investment in growth at Cuiabá to ramp up production and
increased expenditure on the Havana growth project at
Tropicana. These increases were partially offset by lower
non-sustaining capital expenditure* at Obuasi following the
successful completion of Phase 3 of the Obuasi
redevelopment project in Q4 2024. Non-managed joint
ventures recorded a 40% year-on-year increase in non-
sustaining capital expenditure* to $80m in 2025, from $57m
in 2024. The increase was primarily driven by higher
investment at Kibali, including waste stripping for the Pamao deposition project and continued progress on buttressing the
TSF.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.

Q4 2025 EARNINGS RELEASE	12

GROUP I FINANCIAL AND OPERATING RESULTS

GUIDANCE

2026 GUIDANCE		2026 Guidance(1)
Gold production	Gold production (koz)
	–Managed operations	2,530 - 2,860
	–Non-managed joint ventures	270 - 310
	–Group	2,800 - 3,170
	Africa	1,890 - 2,150
	Australia	495 - 555
	Americas	415 - 465
Costs(1)	All-in sustaining costs per ounce* ($/oz)
	–Managed operations	1,825 - 2,050
	–Non-managed joint ventures	1,355 - 1,460
	–Group	1,780 - 1,990
	Africa	1,780
	Australia	2,100
	Americas	1,725
Total cash costs per ounce* ($/oz)
	–Managed operations	1,335 - 1,455
	–Non-managed joint ventures	1,135 - 1,225
	–Group	1,315 - 1,430
	Africa	1,300
	Australia	1,815
	Americas	1,190
Capital expenditure(1)	Capital expenditure ($m)
	–Managed operations	1,640 - 1,770
	–Non-managed joint ventures	185 - 205
	–Group	1,825 - 1,975
Sustaining capital expenditure* ($m)
	–Managed operations	985 - 1,075
	–Non-managed joint ventures	55 - 65
	–Group	1,040 - 1,140
Non-sustaining capital expenditure* ($m)
	–Managed operations	655 - 695
	–Non-managed joint ventures	130 - 140
	–Group	785 - 835
(1)The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2026 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price range of approximately $4,250/
oz.
Cost and capital forecast ranges for 2026 are expressed in “nominal” terms. “Nominal” cash flows are current price term cash flows that have been inflated into future value, using an appropriate “inflation” rate. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.

Q4 2025 EARNINGS RELEASE	13

REGIONS I FINANCIAL AND OPERATING RESULTS

GUIDANCE CONTINUED
Group gold production is expected to range from 2.80Moz to 3.17Moz and total cash costs per ounce* for managed operations are expected to range from $1,335/oz to $1,455/oz in 2026. After accounting for macroeconomic factors, the range of total cash costs per ounce* is expected to increase slightly in 2026 due to higher forecast royalties, additional material movement in both our underground and open pit operations and generally lower grades. Our continued enhancements of, and investments in, the Sukari operation are anticipated to maintain sustaining capital expenditure* at our managed operations broadly in line with 2025 level in
2026. This includes Full Asset Potential investments expected to unlock productivity gains in late 2026 and into 2027. Non-
sustaining capital expenditure* at our managed operations in 2026 is planned to focus on Nevada, waste stripping at Sukari, and
TSFs at Obuasi and Siguiri.

2027 GUIDANCE		2027 Guidance(1)
Gold production	Gold production (koz) - Group	2,850 - 3,220
Costs(1)	All-in sustaining costs per ounce* ($/oz) - Group	1,780 - 1,990
	Total cash costs per ounce* ($/oz) - Group	1,315 - 1,430
Capital expenditure(1)	Capital expenditure ($m) - Group	2,000 - 2,200
	Sustaining capital expenditure* ($m) - Group	1,040 - 1,140
	Non-sustaining capital expenditure* ($m) - Group	960 - 1,060
(1)The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP financial guidance shown above in reliance on the exception provided by Rule 100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material. Outlook economic assumptions for 2027 guidance are as follows: $0.68/A$, BRL5.47/$, AP1,606/$, ZAR16.90/$, Brent $61/bbl and gold price range of approximately $4,250/
oz.
Cost and capital forecast ranges for 2027 are expressed in “real” terms. “Real” cash flows are adjusted for “inflation” in order to reflect the change in value of money over time. Estimates assume neither operational or labour interruptions or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by AngloGold Ashanti’s external auditors. Other unknown or unpredictable factors, or factors outside the Company’s control, including inflationary pressures on its cost base, could also have material adverse effects on
AngloGold Ashanti’s future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at AngloGold Ashanti’s operations together with AngloGold Ashanti’s business continuity plans aim to enable its operations to deliver in line with its production targets. Actual results could differ from guidance and any deviations may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the SEC.
The continued ramp-up at Obuasi is expected to underpin the anticipated uplift in 2027 gold production ounces while AISC* and total cash costs per ounce* are expected to remain flat in real terms in 2027 on the strength of our cost leadership and productivity programmes. Investment in sustaining capital expenditure* to support safe and stable operations is expected to continue in 2027 at the same level as 2025 and 2026 while the expected increase in non-sustaining capital expenditure* reflects the planned start of construction at the North Bullfrog project in 2027.
*Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Nevada, United States of America

Q4 2025 EARNINGS RELEASE	14

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW
Regional view
Africa region
In the Africa region, managed operations (including Sukari)
produced 439,000oz at a total cash cost* of $1,297/oz in Q4
2025, compared to 360,000oz at a total cash cost* of
$1,225/oz in Q4 2024. Non-managed joint ventures
produced (on an attributable basis) 79,000oz at a total cash cost* of $1,156/oz in Q4 2025, compared to 80,000oz at a
total cash cost* of $967/oz in Q4 2024.
Managed operations (including Sukari) produced
1,746,000oz at a total cash cost* of $1,182/oz in 2025,
compared to 1,254,000oz at a total cash cost* of $1,212/oz
in 2024.
Non-managed joint ventures produced (on an attributable
basis) 303,000oz at a total cash cost* of $1,148/oz in 2025, compared to 309,000oz at a total cash cost* of $935/oz in
2024.
In Ghana, at Iduapriem, gold production was 50,000oz at a
total cash cost* of $1,489/oz for Q4 2025, in line with the
50,000oz produced at a total cash cost* of $1,478/oz during
Q4 2024. Gold production remained in line year-on-year in
Q4 2025 compared with Q4 2024, with a 6% year-on-year
increase in recovered grade offset by a 5% decrease in
tonnes treated, stemming from operational delays causing
lower effective plant operating hours coupled with lower ore tonnes mined compared to Q4 2024. Total cash costs per
ounce* marginally increased by 1% year-on-year in Q4 2025
compared to Q4 2024, mainly due to increases in royalties
and production taxes linked to the higher gold price, higher mining contractor costs related to updated rates, and
increases in maintenance-related expenditures, partially
offset by lower metal inventory costs and an increase in
stripping costs capitalised compared to Q4 2024.
Gold production was 199,000oz at a total cash cost* of
$1,482/oz for 2025, compared to 237,000oz at a total cash
cost* of $1,118/oz during 2024. Gold production decreased
by 16% year-on-year in 2025 compared to 2024, mainly due
to an unplanned seventeen-day plant shutdown in Q1 2025
to investigate and repair a tear in the lining of the Beposo
TSF, as well as a reduction in overall grade resulting from
the depletion of the higher-grade Cut 2B pit in 2024 and
increased processing plant operational downtime due to
power supply interruptions. Total cash costs per ounce*
increased by 33% year-on-year in 2025 compared to 2024,
mainly driven by lower production, including an estimated
shortfall of approximately 12,000oz due to the plant
stoppage in Q1 2025, and the processing of lower-grade ore
year-on-year. Additionally, operating costs increased due to higher expenditure on mining contractor costs, consultant
costs, and repair and maintenance costs.
Obuasi, Ghana

Q4 2025 EARNINGS RELEASE	15

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
At Obuasi, gold production was 72,000oz at a total cash
cost* of $1,376/oz for Q4 2025, compared to 60,000oz at a
total cash cost* of $1,169/oz during Q4 2024. Gold
production increased by 20% year-on-year in Q4 2025
compared to Q4 2024. This strong production performance
was mainly driven by a 4% improvement in total recovered
grade in Q4 2025 compared to the lower grade Kokoteasua
material included in the ore processed in Q4 2024, and a
15% increase in tonnes treated in Q4 2025 driven by
improved underground ore deliveries compared to Q4 2024
when ore output was affected by ventilation constraints and
low equipment availability. Total cash costs per ounce*
increased by 18% year-on-year in Q4 2025 compared to Q4
2024, mainly due to higher operating costs associated with
increases in royalties linked to the higher gold price,
increases in labour costs related to increases in rate and
labour complement, increases in mining contractor costs due
to updated rates, and increases in consultant and
maintenance expenditure.
Gold production was 266,000oz at a total cash cost* of
$1,325/oz for 2025, compared to 221,000oz at a total cash
cost* of $1,214/oz during 2024. Gold production increased
by 20% year-on-year in 2025 compared to 2024. This strong
production performance was mainly driven by a 13%
improvement in average mill head grade, together with a 3%
recovery uplift due to the commissioning of the second flash cell and stable plant performance, as well as 4% higher
tonnes treated compared to 2024 when output was
constrained by multiple equipment breakdowns and poor
ground conditions. Total cash costs per ounce* increased by
9% year-on-year in 2025 compared to 2024, mainly due to
higher labour costs associated with increases in rate and
labour complement, bonuses linked to stronger production
performance, mining contractor costs associated with
increased tonnes mined and updated rates, along with
elevated consultant and maintenance costs, and higher
royalties linked to the higher gold price.
In Guinea, at Siguiri, gold production was 85,000oz at a
total cash cost* of $1,898/oz for Q4 2025, compared to
74,000oz at a total cash cost* of $1,747/oz in Q4 2024. Gold production increased by 15% year-on-year in Q4 2025
compared to Q4 2024, mainly due to improvements in plant
recoveries driven by plant efficiency initiatives, including carbon management, together with a 3% improvement in
total tonnes treated due to higher throughput related to the improved Mill 2 rate and run time, as well as processing of
stockpiled ore following the TSF-related plant stoppage in
Q3 2025. Total cash costs per ounce* increased by 9% year-
on-year in Q4 2025 compared to Q4 2024, as the benefit of
higher production was more than offset by higher royalties
linked to the higher gold price, and increases in labour
contractor, material stores and maintenance costs.
Gold production was 289,000oz at a total cash cost* of
$1,783/oz for 2025, compared to 273,000oz at a total cash
cost* of $1,703/oz in 2024. Gold production increased by 6%
in 2025 compared to 2024, mainly due to a 9% improvement
in recovered grade driven by plant efficiency measures and
the exclusion of the Bidini ore from the blend. This increase was partly offset by a 3% decrease in tonnes treated, due to the plant stoppage in Q3 2025 to address seepage on a
section of the south wall of the TSF following a significant rainfall event. Remedial works, including buttressing, are
well advanced and will continue around the perimeter of the
TSF through H1 2026. Total cash costs per ounce*
increased by 5% year-on-year in 2025 compared to 2024,
mainly due to increases in royalty expenses associated with
the higher gold price, and increases in labour contractor,
material stores and maintenance costs, partially offset by the higher production base, and a build-up of metal inventories
year-on-year.
In Tanzania, at Geita, gold production was 113,000oz at a
total cash cost* of $1,187/oz for Q4 2025, compared to
136,000oz at a total cash cost* of $892/oz in Q4 2024. Gold
production decreased by 17% year-on-year in Q4 2025
Siguiri, Guinea

Q4 2025 EARNINGS RELEASE	16

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
compared to Q4 2024, mainly due to 16% lower recovered
grades stemming from low availability of high-grade stopes
following the negative geological model conversions at Geita
Hill and Nyankanga Block 4 P8 stopes, as well as lower
plant recovery relating to grinding, lower recovery stopes
and a 3% lower mine call factor compared to Q4 2024. Gold
production was also halted for almost a week in late
October/early November 2025, to limit risk to employees,
contractors and suppliers travelling to and from site amid
widespread unrest in Tanzania following the general
elections. It was again significantly slowed in early
December 2025 as a precautionary measure in anticipation
of a nationwide protest. Total cash costs per ounce*
increased by 33% year-on-year in Q4 2025 compared to Q4
2024, largely due to the lower production base, increased
backfilling, maintenance and stores costs and a decrease in
metal inventory build-up year-on-year.
Gold production was 492,000oz at a total cash cost* of
$1,038/oz for 2025, compared to 483,000oz at a total cash
cost* of $984/oz in 2024. Gold production marginally
increased by 2% year-on-year in 2025 compared to 2024,
mainly due to a 17% higher mined grade from open-pit
operations, despite lower plant recovery and a 4% decrease
in tonnes treated due to lower mill throughput rate, major
engineering breakdowns, an emergency shutdown, and 10
lost production days due to political unrest. Total cash costs per ounce* increased by 5% year-on-year in 2025 compared
to 2024, with the benefit of the higher production base more than offset by increases in mining contractor costs related to updated rates, higher royalties linked to the higher gold
price, increases in contractor and consultant expenditure,
higher stores costs, and additional maintenance expenditure
on the plant and mining fleet.
In Egypt, at Sukari, gold production for Q4 2025 was
119,000oz (Q4 2024: 125,000oz) at a total cash cost* of
$841/oz. Sukari was acquired by the Company on
22 November 2024. Gold production decreased by 5% year-
on-year in Q4 2025 compared to Q4 2024, mainly due to
lower head grades from selected stopes in the mine
sequence, grade dilution from development ore and low
grade material at Stage 6 East and Stage 7.
Gold production for 2025 was 500,000oz (2024: 481,000oz)
at a total cash cost* of $783/oz. Gold production increased
by 4% year-on-year in 2025 compared to 2024, mainly due
to higher ore throughput, and better equipment availability
and utilisation.
In the DRC, at Kibali, gold production (on an attributable
basis) was 79,000oz at a total cash cost* of $1,156/oz for Q4
2025, compared to 80,000oz at a total cash cost* of $967/oz
in Q4 2024. Gold production marginally decreased by 1%
year-on-year in Q4 2025 compared to Q4 2024, mainly due
to a 4% decrease in the tonnes treated due to a shutdown
overrun and equipment availability issues, partly offset by
42% higher recovered grades from currently mined open-pit
areas and 2% higher underground mined grade. Total cash
costs per ounce* increased by 20% year-on-year in Q4 2025
compared to Q4 2024, mainly due to volume-related
increases in open-pit mining costs, higher stores costs and
higher royalties linked to the higher gold price.
Gold production (on an attributable basis) was 303,000oz at
a total cash cost* of $1,148/oz for 2025, compared to
309,000oz at a total cash cost* of $935/oz in 2024. Gold
production marginally decreased by 2% year-on-year in
2025 compared to 2024, mainly due to a 2% decrease in
tonnes treated in 2025 compared to 2024, while recovered
grades remained in line with 2024. Total cash costs per
ounce* increased by 23% year-on-year in 2025 compared to
2024, mainly due to volume-related increases in open-pit
mining costs, higher stores costs and higher gold royalties
resulting from the higher gold price.
Kibali, Democratic Republic of the Congo

Q4 2025 EARNINGS RELEASE	17

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Australia region
In the Australia region, gold production (on an attributable basis) was 151,000oz at a total cash cost* of $1,445/oz in
Q4 2025, compared to 166,000oz at a total cash cost* of
$1,171/oz in Q4 2024.
Gold production (on an attributable basis) was 537,000oz at
a total cash cost* of $1,530/oz in 2025, compared to
572,000oz at a total cash cost* of $1,287/oz in 2024.
At Sunrise Dam, gold production was 58,000oz at a total
cash cost* of $1,601/oz for Q4 2025, compared to 66,000oz
at a total cash cost* of $1,406/oz in Q4 2024. Gold
production decreased by 12% year-on-year in Q4 2025
compared to Q4 2024, mainly due to lower underground
grade, which was impacted by lower loader and stope
availability, partially offset by improved recoveries driven by increased circuit residence time and reduced solution losses.
Total cash costs per ounce* increased by 14% year-on-year
in Q4 2025 compared to Q4 2024, mainly driven by the
impact of the lower production base year-on-year, and
volume-related increases in mining costs, partially offset by a build-up of metal inventories.
Gold production was 232,000oz at a total cash cost* of
$1,634/oz for 2025, compared to 259,000oz at a total cash
cost* of $1,343/oz in 2024. Gold production decreased by
10% year-on-year in 2025 compared to 2024, mainly due to
reduced underground ore tonnes mined resulting from lower
loader and stope availability, partially offset by an
improvement in plant recoveries. Total cash costs per ounce*
increased by 22% year-on-year in 2025 compared to 2024,
mainly driven by the lower production base, drawdown on
gold-in-process inventories and volume-related increases in
mining costs year-on-year.
At Tropicana, gold production (on an attributable basis) was
93,000oz at a total cash cost* of $1,234/oz in Q4 2025,
compared to 100,000oz at a total cash cost* of $924/oz in
Q4 2024. Gold production decreased by 7% year-on-year in
Q4 2025 compared to Q4 2024, mainly due to a greater
proportion of the lower-grade stockpile ore processed,
partially offset by higher open-pit mined grade. Total cash
costs per ounce* increased by 34% year-on-year in Q4 2025
compared to Q4 2024, mainly due to the lower production
base year-on-year, higher royalties linked to the higher gold price, drawdown of metal inventories, and volume-related
increases in mining costs.
Gold production (on an attributable basis) was 305,000oz at
a total cash cost* of $1,330/oz in 2025, compared to
313,000oz at a total cash cost* of $1,132/oz in 2024. Gold
production decreased by 3% year-on-year for 2025
compared to 2024, with lower recovered grade, primarily
driven by a higher proportion of lower-grade stockpile ore
processed, partially offset by a 3% improvement in tonnes
treated. Total cash costs per ounce* increased by 17% year-
on-year for 2025 compared to 2024, primarily driven by the
lower production base, volume-related increases in
underground mining costs, elevated gold royalties and
drawdown of metal inventories year-on-year.
Sunrise Dam, Australia

Q4 2025 EARNINGS RELEASE	18

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Americas region

United States of America
Arthur Gold (a)(b)
North Bullfrog
Mother Lode
Sterling (c)
Denver (head office)
Colombia
La Colosa
Quebradona
Brazil
Serra Grande
AGA Mineração
Argentina
Cerro Vanguardia (92.5%)

(a) *Includes the Silicon and Merlin deposits*
(b) *Previously known as the Expanded Silicon project*
(c) *Sterling includes the Crown Block*

Legend ● *Operations* ● *Projects* ● *Exploration* ● *Office*

In the Americas region, gold production was 130,000oz at
a total cash cost* of $1,178/oz in Q4 2025, compared to
144,000oz at a total cash cost* of $1,035/oz in Q4 2024.
Gold production was 505,000oz at a total cash cost* of
$1,195/oz in 2025, compared to 526,000oz at a total cash
cost* of $1,027/oz in 2024.
In Brazil, at Cuiabá (AGA Mineração), gold production was
77,000oz at a total cash cost* of $1,058/oz for Q4 2025,
compared to 75,000oz at a total cash cost* of $859/oz in Q4
2024. Following the successful restart of the Queiroz plant in
September 2024, gold production is now recorded upon
refining and pouring at the plant, together with the shipment of gold concentrate. Gold production increased by 3% year-
on-year in Q4 2025 compared to Q4 2024, mainly due to a
46% increase in tonnes treated in Q4 2025 driven by higher
tonnes mined compared to Q4 2024, partly offset by 30%
lower mined grades from underground operations. Total cash
costs per ounce* increased by 23% year-on-year for Q4
2025 compared to Q4 2024, mainly due to volume-related
increases in mining and processing costs, partially offset by the higher production base and an increase in by-product
revenue.
Gold production was 273,000oz at a total cash cost* of $976/
oz for 2025, compared to 271,000oz at a total cash cost* of
$876/oz in 2024. Gold production marginally increased by
1% year-on-year in 2025 compared to 2024, mainly due to a
15% increase in mined ore, partially offset by 11% lower
recovered grade. Total cash costs per ounce* increased by
11% year-on-year for 2025 compared to 2024, mainly due to
volume-related increases in underground mining costs, and
increases in maintenance costs, partially offset by increased by-product revenue and a weaker Brazilian real relative to
the US dollar.
At Serra Grande, gold production was 11,000oz at a total
cash cost* of $2,095/oz for Q4 2025, compared to 22,000oz
at a total cash cost* of $1,338/oz in Q4 2024. Gold
production decreased by 50% year-on-year in Q4 2025
compared to Q4 2024, mainly due to the completion of the
sale of Serra Grande on 1 December 2025, as well as lower
recovered grade and tonnes treated stemming from changes
in the mine plan. Total cash costs per ounce* increased by
57% year-on-year in Q4 2025 compared to Q4 2024, mainly
driven by lower production.
Gold production was 53,000oz at a total cash cost* of
$2,165/oz for 2025, compared to 80,000oz at a total cash
cost* of $1,411/oz in 2024. Gold production decreased by
34% year-on-year in 2025 compared to 2024, mainly due to
lower recovered grades and ore volumes mined, impacted
by the completion of the sale of Serra Grande on
1 December 2025. Total cash costs per ounce* increased by
53% year-on-year for 2025 compared to 2024, largely
reflecting the impact of the lower production base and the
sale of Serra Grande.
In Argentina, at Cerro Vanguardia, gold production was
42,000oz at a total cash cost* of $1,142/oz during Q4 2025,
compared to 47,000oz at a total cash cost* of $1,155/oz in
Q4 2024. Gold production decreased by 11% year-on-year in
Q4 2025 compared to Q4 2024, mainly due to 7% lower
tonnes treated as a result of a five-day planned maintenance shutdown in December 2025 and an 8% decrease in heap
leach tonnes placed. Total cash costs per ounce* marginally
decreased by 1% year-on-year in Q4 2025 compared to Q4
2024, mainly driven by an increase in by-product revenue
due to a stronger silver price, partially offset by increases in maintenance and stores costs and higher gold royalties
resulting from the higher gold price.
Gold production was 179,000oz at a total cash cost* of
$1,227/oz during 2025, compared to 175,000oz at a total
cash cost* of $1,073/oz in 2024. Gold production marginally
increased by 2% year-on-year in 2025 compared to 2024,
mainly due to a 3% increase in total recovered grades, partly offset by a marginal 1% decrease in heap leach tonnes
placed. Total cash costs per ounce* increased by 14% year-
on-year in 2025 compared to 2024, mainly driven by cost
increases in consumable stores and elevated royalty costs
resulting from the higher gold price, partially offset by a
weaker Argentinean peso against the US dollar.

Q4 2025 EARNINGS RELEASE	19

REGIONS I FINANCIAL AND OPERATING RESULTS

QUARTER IN REVIEW CONTINUED
Corporate update
Issued share capital
As at 19 February 2026, the total issued ordinary share
capital of the Company consisted of 505,014,800 ordinary
shares of $1.00 each. Each AngloGold Ashanti ordinary
share carries one voting right. The Company does not hold
any of its ordinary shares in treasury.
This figure may be used by AngloGold Ashanti shareholders
to determine whether they are required to notify their
interest, or a change to their interest, in the Company under its Articles of Association or to comply with any other
applicable laws and regulations.
Sale of the Serra Grande mine
On 1 December 2025, AngloGold Ashanti completed the sale
of Mineração Serra Grande S.A., which owns the Serra
Grande mine (“MSG”) in the state of Goiás, Brazil, to Aura
Minerals Inc.
Quebradona
On 20 June 2025, the Colombian Ministry of Environment
and Sustainable Development issued Resolution No. 855 of
2025, declaring a temporary renewable natural resources
reserve zone over multiple municipalities in the southwest of the Department of Antioquia, including the area in which the
Quebradona project is located.
Resolution No. 855 restricts mining activities for three years
(extendable for a further two years) while authorities may
conduct technical studies regarding the conservation value
of the area and subsequently determine whether to convert
the area to a permanent protected area or to withdraw the
temporary designation. No new environmental permits or
licences may be issued as long as Resolution No. 855 is in
force, though it expressly provides that existing concessions, permits and licences must be respected.
On 2 December 2025, the Company lodged an annulment
and redress claim against Resolution No. 855 before the
Colombian courts, which is currently pending the Court’s
admission.
Change to Board of Directors
Effective 27 October 2025, Mr. Marcus Randolph joined
AngloGold Ashanti’s board of directors as an independent
non-executive director. Mr. Randolph serves as a member of
the Compensation and Human Resources Committee and
the Social, Ethics and Sustainability Committee.
Annual General Meeting (AGM)
The Company's AGM will be held at, and will be broadcast
from, the Group’s global headquarters at 6363 S. Fiddlers
Green Circle, Suite 1000, Greenwood Village, CO 80111,
United States of America at 9:00 a.m. (MDT) on 5 May 2026,
with a record date of 13 March 2026.
Shareholders should refer to the Notice of Meeting which is
expected to be made available on the Company’s website on
or around 26 March 2026 at www.anglogoldashanti.com/
investors/shareholders/general-meetings for further
information.
Arthur Gold Project pre-feasibility study (a) (b) (c)
With completion of the pre-feasibility (“PFS”), a Probable
Mineral Reserve of 4.9Moz of contained gold (88Mt at 1.75
g/t) and 7.8Moz of contained silver (88Mt at 2.76g/t) is
reported for the first time as at 31 December 2025 for the
Arthur Gold Project. This supports an initial nine-year mine life with an estimated average annual production of
approximately 500,000oz.
There is also a gold Indicated Mineral Resource of 1.0Moz
and a gold Inferred Mineral Resource of 5.5Moz in addition
to the gold Mineral Reserve of 4.9Moz as at 31 December
2025 at the Merlin deposit. Silver by-product at Merlin
includes a silver Indicated Mineral Resource of 2.0Moz and
a silver Inferred Mineral Resource of 13.7Moz. Drilling
programmes remain underway with the aim to convert
additional Mineral Resource, expand the mineralised
footprint and support additional technical studies.
The Company expects that the Arthur Gold Project will have
a structurally competitive cost profile, with AISC per ounce*
estimated at $954/oz. This resilience is underpinned by
predominantly oxide mineralisation (>95%) and planned
conventional processing flowsheets. The development plan
envisions an integrated operation comprising a 7Mtpa milling facility and a 5.5Mtpa crushed heap-leach circuit. The
Company anticipates that mining will utilize conventional
open-pit methods with electric rope shovels and ultra-class
haul trucks. To ensure environmental stewardship, the Arthur
Gold Project is planned to use filtered, dry-stacked tailings for enhanced water conservation.
The PFS report is expected to be presented to the AGA
Board of Directors for approval to transition to the feasibility study phase in June 2026.
Arthur 2026 Mineral Reserve Results Summary

Key Metric	Mineral Reserve
Initial Mineral Reserve @$1,950/oz	88Mt @ 1.75g/t for 4.9Moz
Gold Produced (Moz)	c.4.5
Ore Tonnes (Mtpa)	c.12.75
Life of Mine (Yrs) - initial	c. 9
Avg. Annual Production (koz)	c. 500
LOM Total Cash Costs* ($/oz)	c.778
LOM AISC ($/oz)	c. 954
Project Capital Expenditure* ($bn)	c. 3.6
(a)The Pre-Feasibility Technical Report Summary for the Arthur Gold Project
will be filed as an exhibit to the Company’s annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC.
(b)Arthur Gold Project Mineral Reserve and Mineral Resource estimates are presented as at 31 December 2025, unless otherwise stated, and economic estimates presented are calculated based on the Mineral
Reserve declared in the PFS only, exclusive of Mineral Resource. For further information see “2025 Mineral Resource and Mineral Reserve
Information” below.
(c)The Company is not providing quantitative reconciliations to the most directly comparable IFRS measures for its Non-GAAP forward-looking information shown above in reliance on the exception provided by Rule
100(a)(2) of Regulation G because the reconciliations cannot be performed without unreasonable efforts as such IFRS measures cannot be reliably estimated due to their dependence on future uncertainties and adjusting items, including, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, and other business and operational risks and challenges and other factors, including mining accidents, that the Company cannot reasonably predict at this time but which may be material.
Exploration update
For detailed disclosure on the exploration work done for the three months ended 31 December 2025, see the Exploration
Update document on the Company’s website at
www.anglogoldashanti.com on both brownfield and
greenfield exploration programmes.

Q4 2025 EARNINGS RELEASE	20

GROUP I FINANCIAL RESULTS

INCOME STATEMENT

GROUP INCOME STATEMENT	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Revenue from product sales	3,068	1,750	9,893	5,793
Cost of sales	(1,425)	(1,043)	(5,022)	(3,726)
Gross profit	1,643	707	4,871	2,067
Corporate administration, marketing and related expenses	(45)	(32)	(138)	(118)
Exploration and evaluation costs	(90)	(75)	(267)	(252)
(Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal (1)	(110)	72	(88)	58
Other expenses	(62)	(26)	(248)	(144)
Finance income	38	38	152	160
Foreign exchange and fair value adjustments	16	29	(41)	(87)
Finance costs and unwinding of obligations	(54)	(41)	(220)	(167)
Share of associates and joint ventures’ profit	108	26	255	155
Profit before taxation	1,444	698	4,276	1,672
Taxation	(433)	(204)	(1,102)	(623)
Profit for the period	1,011	494	3,174	1,049

Attributable to:
Equity shareholders	855	470	2,636	1,004
Non-controlling interests	156	24	538	45
	1,011	494	3,174	1,049

Basic earnings per ordinary share (US cents) (2)	168	103	519	233
Diluted earnings per ordinary share (US cents) (3)	168	103	519	233

(1) (Impairment) reversal of impairment, (derecognition of assets) and profit (loss) on disposal line item for the year ended 31 December 2025 includes an impairment on Quebradona of $98m and a loss on disposal of $47m relating to the disposal of the Doropo and Archean-Birimian Contact (ABC) projects, partially offset by a reversal of impairment for Mineração Serra Grande mine (MSG) of $59m (gross of taxation).

(2) Calculated on the basic weighted average number of ordinary shares.
(3) Calculated on the diluted weighted average number of ordinary shares.

Q4 2025 EARNINGS RELEASE	21

GROUP I FINANCIAL RESULTS

STATEMENT OF FINANCIAL POSITION

GROUP STATEMENT OF FINANCIAL POSITION	As at	As at
	Dec	Dec
	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised

ASSETS
Non-current assets
Tangible assets	8,515	8,512
Right of use assets	187	123
Intangible assets	106	98
Investments in associates and joint ventures	726	530
Other investments	12	54
Loan receivable	200	203
Inventories	175	158
Trade, other receivables and other assets (1)	249	213
Contingent consideration (1)	60	30
Reimbursive right for post-retirement benefits	51	49
Deferred taxation	106	85
Cash restricted for use	44	41
	10,431	10,096

Current assets
Loan receivable	133	260
Inventories	1,076	1,055
Trade, other receivables and other assets (1)	423	356
Contingent consideration (1)	62	18
Taxation	3	—
Cash restricted for use	23	20
Cash and cash equivalents	2,905	1,425
Assets held for sale (2)	22	—
	4,647	3,134

Total assets	15,078	13,230

EQUITY AND LIABILITIES
Share capital and premium	554	526
Accumulated profit (losses) and other reserves	7,537	6,103
Shareholders’ equity	8,091	6,629
Non-controlling interests	1,825	1,884
Total equity	9,916	8,513

Non-current liabilities
Borrowings	2,025	1,901
Lease liabilities	155	65
Environmental rehabilitation and other provisions	687	656
Provision for pension and post-retirement benefits	61	57
Trade and other payables	14	6
Deferred taxation	600	502
	3,542	3,187

Current liabilities
Borrowings	19	83
Lease liabilities	59	76
Environmental rehabilitation and other provisions	131	109
Trade and other payables	1,001	957
Taxation	377	277
Bank overdraft	23	28
Liabilities held for sale (2)	10	—
	1,620	1,530

Total liabilities	5,162	4,717

Total equity and liabilities	15,078	13,230

(1) Contingent consideration, which was previously reported as part of trade, other receivables and other assets, is now reported separately on the statement of financial position as these assets have a different measurement basis. Comparative periods have been reclassified. The increase in contingent consideration from December
2024 is mainly as a result of contingent consideration recognised for the sale of the Doropo and ABC projects of $38m and the sale of MSG of $44m.
(2) The assets and liabilities held for sale relate to the La Colosa project being classified as a disposal group held for sale.

Q4 2025 EARNINGS RELEASE	22

GROUP I FINANCIAL RESULTS

STATEMENT OF CASH FLOWS

GROUP STATEMENT OF CASH FLOWS	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities
Cash generated from operations	1,902	713	5,409	2,063
Dividends received from joint ventures	67	44	122	88
Taxation refund	1	—	11	6
Taxation paid	(348)	(67)	(758)	(189)
Net cash inflow from operating activities	1,622	690	4,784	1,968

Cash flows from investing activities
Capital expenditure on tangible and intangible assets	(454)	(333)	(1,449)	(1,090)
Acquisition of assets (1)	(158)	—	(158)	—
Dividends from associates and other investments	—	12	—	12
Proceeds from disposal of tangible assets	14	15	14	16
Proceeds from disposal of subsidiary, net of cash disposed (2)	52	—	77	—
Deferred compensation received	—	—	19	5
Other investments and assets acquired	—	(1)	(3)	(30)
Proceeds on disposal of investment (3)	—	—	70	—
Payment upon disposal of joint venture and associate	—	(2)	—	(2)
Loans advanced to associates and joint ventures	—	—	—	(1)
Acquisition of subsidiary, net of cash acquired	—	68	—	68
(Increase) decrease in cash restricted for use	1	(10)	(3)	5
Interest received	24	25	92	106
Repayment of loans advanced to joint ventures	84	10	161	149
Net cash outflow from investing activities	(437)	(216)	(1,180)	(762)

Cash flows from financing activities
Proceeds from borrowings	—	180	285	655
Repayment of borrowings	(65)	(338)	(245)	(909)
Repayment of lease liabilities	(23)	(23)	(92)	(91)
Finance costs – borrowings	(89)	(36)	(164)	(126)
Finance costs – leases	(5)	(3)	(17)	(11)
Other borrowing costs	—	—	—	(1)
Dividends paid	(670)	(65)	(1,871)	(244)
Net cash outflow from financing activities	(852)	(285)	(2,104)	(727)

Net increase in cash and cash equivalents	333	189	1,500	479
Translation	5	(17)	(15)	(37)
Reclassification to disposal group held for sale	12	—	—	—
Cash and cash equivalents at beginning of period (net of bank overdraft)	2,532	1,225	1,397	955
Cash and cash equivalents at end of period (net of bank overdraft)	2,882	1,397	2,882	1,397

(1) The acquisition of assets relates to the exploration assets of Augusta Gold Corp.
(2) The proceeds relate to the disposal of the Doropo project ($25m) and the disposal of MSG, net of cash disposed ($52m).
(3) The proceeds relate to the disposal of the investment in G2 Goldfields Inc.

Q4 2025 EARNINGS RELEASE	23

GROUP I SEGMENTAL

GOLD AND BY-PRODUCT INCOME
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief
Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual
members of the Executive Committee are responsible for geographic regions of the business. Under the Group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region and the
Projects segment which comprises all the major non-sustaining capital projects with the potential to be developed into operating entities. In addition to the geographical reportable segments structure, the Group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

GOLD INCOME	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	2,183	1,114	7,152	3,756
Kibali - Attributable 45%	327	208	1,038	741
Iduapriem	224	125	704	563
Obuasi	328	157	942	530
Siguiri	328	182	990	653
Geita	484	323	1,730	1,150
Sukari	492	119	1,748	119

AUSTRALIA	650	441	1,876	1,394
Sunrise Dam	247	176	789	626
Tropicana - Attributable 70%	403	265	1,087	768

AMERICAS	517	369	1,740	1,264
Cerro Vanguardia	148	116	612	439
AngloGold Ashanti Mineração (1)	323	195	946	634
Serra Grande	46	58	182	191

	3,350	1,924	10,768	6,414
Equity-accounted joint venture included above	(327)	(208)	(1,038)	(741)
	3,023	1,716	9,730	5,673

(1) Includes income from sale of gold concentrate.

BY-PRODUCT REVENUE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	3	1	11	6
Kibali - Attributable 45%	—	—	2	2
Obuasi	—	—	1	1
Siguiri	—	—	—	1
Geita	1	1	4	2
Sukari	2	—	4	—

AUSTRALIA	2	1	6	5
Sunrise Dam	1	—	2	2
Tropicana - Attributable 70%	1	1	4	3

AMERICAS	40	32	148	111
Cerro Vanguardia	36	30	130	109
AngloGold Ashanti Mineração	4	2	18	2

	45	34	165	122
Equity-accounted joint venture included above	—	—	(2)	(2)
	45	34	163	120

Q4 2025 EARNINGS RELEASE	24

GROUP I SEGMENTAL

COST OF SALES AND GROSS PROFIT

COST OF SALES	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	989	658	3,466	2,304
Kibali - Attributable 45%	96	101	432	380
Iduapriem	108	91	424	351
Obuasi	138	101	458	360
Siguiri	173	134	591	518
Geita	253	148	773	612
Sukari	221	83	789	83
Administration and other	—	—	(1)	—

AUSTRALIA	285	259	1,009	945
Sunrise Dam	116	114	442	430
Tropicana - Attributable 70%	158	135	527	479
Administration and other	11	10	40	36

AMERICAS	245	230	973	858
Cerro Vanguardia	94	99	441	368
AngloGold Ashanti Mineração	120	98	391	352
Serra Grande	31	32	139	136
Administration and other	—	1	2	2

CORPORATE AND OTHER	2	(3)	6	(1)
	1,521	1,144	5,454	4,106
Equity-accounted joint venture included above	(96)	(101)	(432)	(380)
	1,425	1,043	5,022	3,726

GROSS PROFIT (1)
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	1,197	458	3,696	1,459
Kibali - Attributable 45%	231	107	608	363
Iduapriem	117	34	280	213
Obuasi	190	57	485	171
Siguiri	156	48	400	136
Geita	231	176	960	540
Sukari	272	36	962	36
Administration and other	—	—	1	—

AUSTRALIA	367	184	874	453
Sunrise Dam	132	63	350	197
Tropicana - Attributable 70%	246	131	564	292
Administration and other	(11)	(10)	(40)	(36)

AMERICAS	312	169	915	517
Cerro Vanguardia	90	47	301	180
AngloGold Ashanti Mineração	207	98	573	283
Serra Grande	15	25	43	56
Administration and other	—	(1)	(2)	(2)

CORPORATE AND OTHER	(2)	3	(6)	1
	1,874	814	5,479	2,430
Equity-accounted joint venture included above	(231)	(107)	(608)	(363)
	1,643	707	4,871	2,067

(1) The Group’s segmental profit measure is gross profit, which excludes the results of associates and joint ventures. For the reconciliation of gross profit to profit before taxation, refer to the Group income statement.

Q4 2025 EARNINGS RELEASE	25

GROUP I SEGMENTAL

AMORTISATION AND CAPITAL EXPENDITURE

AMORTISATION	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	343	142	1,006	455
Kibali - Attributable 45%	28	25	107	92
Iduapriem	28	19	113	79
Obuasi	21	22	87	75
Siguiri	18	14	64	51
Geita	127	42	256	138
Sukari	121	20	379	20

AUSTRALIA	59	58	181	190
Sunrise Dam	22	19	67	77
Tropicana - Attributable 70%	37	39	113	112
Administration and other	—	—	1	1

AMERICAS	47	62	203	195
Cerro Vanguardia	8	21	68	61
AngloGold Ashanti Mineração	31	33	105	112
Serra Grande	8	8	30	22

CORPORATE AND OTHER	1	1	4	4
	450	263	1,394	844
Equity-accounted joint venture included above	(28)	(25)	(107)	(92)
	422	238	1,287	752

CAPITAL EXPENDITURE
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

AFRICA	354	247	1,135	814
Kibali - Attributable 45%	41	36	151	125
Iduapriem	63	50	173	169
Obuasi	64	54	209	202
Siguiri	50	29	102	102
Geita	58	58	238	196
Sukari	78	20	262	20

AUSTRALIA	61	40	185	153
Sunrise Dam	29	26	87	65
Tropicana - Attributable 70%	32	14	98	88

AMERICAS	71	66	236	209
Cerro Vanguardia	21	24	64	71
AngloGold Ashanti Mineração	46	30	135	98
Serra Grande	4	12	37	40

PROJECTS	8	16	42	38
Colombian projects	1	8	13	13
North American projects	7	8	29	25

CORPORATE AND OTHER	1	—	2	1

	495	369	1,600	1,215
Equity-accounted joint venture included above	(41)	(36)	(151)	(125)
	454	333	1,449	1,090

Q4 2025 EARNINGS RELEASE	26

GROUP I SEGMENTAL

TOTAL ASSETS

TOTAL ASSETS	As at	As at
	Dec	Dec
	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited Revised

AFRICA	9,294	9,081
Kibali - Attributable 45%	981	950
Iduapriem	668	579
Obuasi	1,617	1,481
Siguiri	700	591
Geita	1,283	1,231
Sukari	4,034	4,243
Administration and other	11	6

AUSTRALIA	1,115	845

AMERICAS	1,712	1,533
Cerro Vanguardia	560	626
AngloGold Ashanti Mineração	1,080	728
Serra Grande	—	161
Administration and other	72	18

PROJECTS	975	991
Colombian projects	117	207
North American projects	858	784

CORPORATE AND OTHER	1,982	780

	15,078	13,230

By order of the Board

J TILK Chairman	A CALDERON Chief Executive Officer	G DORAN Chief Financial Officer

19 February 2026

Q4 2025 EARNINGS RELEASE	27

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

Year in review
The AngloGold Ashanti gold Measured and Indicated Mineral
Resource increased from 67.1Moz at 31 December 2024 to
68.0Moz at 31 December 2025. Additions included 1.3Moz
from the acquisition of the Reward and Bullfrog assets from
Augusta Gold Corp. (“Augusta Gold”), exploration and
modelling changes of 1.0Moz and economic assumptions of
0.4Moz. The additions were partially offset by reductions
which included disposals of the Doropo, ABC and Serra
Grande assets of 1.7Moz and other factors of 0.1Moz. As a
result, the net year-on-year gold Measured and Indicated
Mineral Resource addition was 0.9Moz.
The AngloGold Ashanti gold Inferred Mineral Resource
decreased from 55.0Moz at 31 December 2024 to 49.3Moz
at 31 December 2025. Additions included exploration and
modelling changes of 3.4Moz (excluding the Arthur Gold
Project) and 0.3Moz from the acquisition of the Reward and
Bullfrog assets from Augusta Gold and other factors of
0.2Moz. The additions were fully offset by exploration and
modelling reductions of 5.8Moz at the Arthur Gold Project
due to the development of a new Mineral Reserve, disposals
of the Doropo, ABC and Serra Grande assets of 3.3Moz and
economic assumptions of 0.5Moz. As a result, the net year-
on-year gold Inferred Mineral Resource reduction was
5.7Moz.
The AngloGold Ashanti copper Mineral Resource remained
unchanged at 1.32Mt (2,902Mlb) Measured and Indicated
Mineral Resource and 1.47Mt (3,231Mlb) Inferred Mineral
Resource at 31 December 2025 as compared to
31 December 2024, as a feasibility study optimisation is
ongoing and no additional exploration has been completed
at Quebradona.
The AngloGold Ashanti gold Mineral Reserve increased from
31.2Moz at 31 December 2024 to 36.5Moz at 31 December
2025. Additions consisted of exploration and modelling
changes of 7.3Moz, including the first-time reporting of the
Arthur Gold Project Mineral Reserve of 4.9Moz, acquisition
of the Reward assets from Augusta Gold of 0.4Moz,
economic assumptions of 2.1Moz and other factors of
0.2Moz. The additions were partially offset by reductions that included depletion of 2.7Moz and disposals of the Doropo
and Serra Grande assets of 2.0Moz. As a result, the net
year-on-year gold Mineral Reserve addition was 5.3Moz.
The AngloGold Ashanti copper Mineral Reserve remained
unchanged at 1.47Mt (3,250Mlb) at 31 December 2025 as
compared to 31 December 2024, as a feasibility study
optimisation is ongoing and no additional exploration has
been completed at Quebradona.
Notes on the Mineral Resource and Mineral
Reserve estimates
The Mineral Resource and Mineral Reserve stated herein
were prepared in compliance with Subpart 1300 of
Regulation S-K (17 CFR § 229.1300) (“Regulation S-K
1300”). Refer to Item 1300 (Definitions) of Regulation S-K for
the meaning of the terms used in AngloGold Ashanti’s
Mineral Resource and Mineral Reserve reporting. The
Mineral Resource and Mineral Reserve represent the
amount of gold, copper, silver, sulphur and molybdenum
estimated at 31 December 2025 and are based on
information available at the time of estimation. Such
estimates are, or will be, to a large extent, based on the
prices of the respective commodities and interpretations of
geologic data obtained from drill holes and other exploration techniques, which data may not necessarily be indicative of
future results.The Mineral Resource and Mineral Reserve
estimates are published at 31 December 2025, taking into
account economic assumptions, changes to future
production and capital costs, depletion, additions as well as any acquisitions or disposals during 2025. The legal tenure
of each material property has been verified to the
satisfaction of the accountable Qualified Person and all of
the Mineral Reserve has been confirmed to be covered by
the required mining permits or there exists a realistic
expectation, based on applicable laws and regulations, that
issuance of permits or resolution of legal issues necessary
for mining and processing at a particular deposit will be
accomplished in the ordinary course and in a timeframe
consistent with AngloGold Ashanti’s (or its joint venture
partners’) current mine plans. For the Mineral Reserve, the
term “economically viable” means that profitable extraction
or production has been established or analytically
demonstrated in, at a minimum, a pre-feasibility study, to be economically viable under reasonable investment and
market assumptions. Mineral Reserve is subdivided and
reported, in order of increasing geoscientific knowledge and confidence, into Probable and Proven Mineral Reserve
categories. Mineral Reserve is aggregated from the
Probable and Proven Mineral Reserve categories. Ounces of
gold or silver or pounds of copper or sulphur included in the
Probable and Proven Mineral Reserve are estimated and
reported as delivered to plant (i.e., the point where material is delivered to the processing facility) and exclude losses
during metallurgical treatment. In compliance with
Regulation S-K 1300, the Mineral Resource herein is
reported as exclusive of the Mineral Reserve before dilution and other factors are applied, unless otherwise stated.
Sukari, Egypt

Q4 2025 EARNINGS RELEASE	28

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

Mineral Resource is subdivided and reported, in order of
increasing geoscientific knowledge and confidence, into
Inferred, Indicated and Measured Mineral Resource
categories. Ounces of gold or silver or pounds of copper,
sulphur or molybdenum included in the Inferred, Indicated
and Measured Mineral Resource are those contained in situ
prior to losses during extraction and processing. While it
would be reasonable to expect that the majority of Inferred
Mineral Resource would upgrade to Indicated Mineral
Resource with continued exploration, due to the uncertainty
of Inferred Mineral Resource, it should not be assumed that
such upgrading will always occur.
If estimations must be revised due to significantly lower
commodity prices, increases in operating costs, reductions in metallurgical recovery or other factors, the Mineral Resource or Mineral Reserve may not be mined or processed
profitably. In addition, material write-downs of AngloGold
Ashanti’s investment in its mining properties may be
required, including impacts on goodwill, as well as increased amortisation, reclamation and closure charges. If AngloGold
Ashanti determines that certain parts of its Mineral Resource or Mineral Reserve have become uneconomic, this may
ultimately lead to a reduction in its reported aggregate
Mineral Resource or Mineral Reserve, respectively.
Consequently, if AngloGold Ashanti’s actual Mineral
Resource and Mineral Reserve is less than current
estimates, its business, prospects, results of operations and financial position may be materially impaired.
Pre-feasibility and feasibility studies for undeveloped ore
bodies present estimated capital expenditure and operating
costs based on anticipated tonnage and grades of ore to be
mined and processed. Other factors underlying the
estimations include, among others, the predicted
configuration of the ore body, anticipated metal recovery
rates, and estimated costs of operating and processing
equipment and facilities. Actual operating and capital
expenditure cost and economic returns on projects may
differ significantly from original estimates.
Further, it may take many years from the initial phases of
exploration until commencement of production, during which
time, the economic feasibility of production may change. The
Mineral Resource is subject to further exploration and
development, and is subject to additional risks, and no
assurance can be given that they will eventually convert to
Mineral Reserve.
For additional information, refer to Table 1 (Summary Mineral
Resource) and Table 2 (Summary Mineral Reserve) to
Paragraph (b) of Item 1303 (Summary disclosure) of
Regulation S-K below. These summary tables will also be
presented in AngloGold Ashanti’s annual report on Form 20-
F for the financial year ended 31 December 2025 to be filed
with the SEC. These summary tables include each class of
Mineral Resource (Inferred, Indicated and Measured)
together with total Measured and Indicated Mineral
Resource, and each class of Mineral Reserve (Probable and
Proven) together with total Mineral Reserve. The Mineral
Resource at the end of the financial year ended
31 December 2025 was estimated using a gold price of
$2,000/oz (2024: $1,900/oz), a copper price of $3.50/lb
(2024: $3.50/lb), a silver price of $23.00/oz (2024: $23.00/
oz) and a molybdenum price of $12.00/lb (2024: $12.00/lb),
unless otherwise stated. The Mineral Reserve at the end of
the financial year ended 31 December 2025 was estimated
using a gold price of $1,700/oz (2024: $1,600/oz), a copper
price of $3.10/lb (2024: $2.90/lb) and a silver price of $19.50/
oz (2024: $19.50/oz), unless otherwise stated. The net
difference between the Mineral Resource and Mineral
Reserve at the end of the last completed financial year and
the preceding financial year will be detailed for material
properties, if applicable, in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December
2025 to be filed with the SEC.
Notes
The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
Iduapriem, Ghana

Q4 2025 EARNINGS RELEASE	29

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for gold at the end of the financial year ended 31 December 2025, based on an estimated gold price of $2,000/oz, unless otherwise stated.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
GOLD	Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold		Tonnes (3)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	63.60	1.88	119.57	3.84	410.92	1.74	715.04	22.99	474.52	1.76	834.61	26.83	320.86	2.29	734.80	23.62
Democratic Republic of the Congo	5.92	2.86	16.93	0.54	27.16	2.30	62.36	2.01	33.08	2.40	79.29	2.55	21.98	2.10	46.11	1.48
Kibali (45%) (2)(4)(13)	5.92	2.86	16.93	0.54	27.16	2.30	62.36	2.01	33.08	2.40	79.29	2.55	21.98	2.10	46.11	1.48
Ghana	6.18	7.14	44.18	1.42	118.32	2.88	340.24	10.94	124.51	3.09	384.42	12.36	102.58	4.24	435.24	13.99
Iduapriem (13)	0.07	0.72	0.05	0.00	74.60	1.44	107.19	3.45	74.67	1.44	107.24	3.45	58.64	1.57	92.29	2.97
Obuasi (5)(13)	6.12	7.21	44.13	1.42	43.72	5.33	233.05	7.49	49.84	5.56	277.17	8.91	43.93	7.81	342.95	11.03
Guinea	—	—	—	—	154.81	1.06	164.14	5.28	154.81	1.06	164.14	5.28	112.74	1.14	128.42	4.13
Siguiri (85%) (2)(13)	—	—	—	—	154.81	1.06	164.14	5.28	154.81	1.06	164.14	5.28	112.74	1.14	128.42	4.13
Tanzania	9.90	2.47	24.51	0.79	70.15	1.77	124.31	4.00	80.05	1.86	148.82	4.78	53.22	2.01	107.09	3.44
Geita (6)(13)	9.90	2.47	24.51	0.79	70.15	1.77	124.31	4.00	80.05	1.86	148.82	4.78	53.22	2.01	107.09	3.44
Egypt	41.60	0.82	33.96	1.09	40.48	0.59	23.98	0.77	82.08	0.71	57.94	1.86	30.34	0.59	17.94	0.58
Sukari (50%) (2)(8)(13)	41.60	0.82	33.96	1.09	40.48	0.59	23.98	0.77	82.08	0.71	57.94	1.86	30.34	0.59	17.94	0.58
Americas Region	16.97	4.16	70.55	2.27	27.22	3.33	90.56	2.91	44.19	3.65	161.12	5.18	41.60	3.93	163.60	5.26
Argentina	6.06	3.26	19.78	0.64	7.63	3.08	23.52	0.76	13.69	3.16	43.30	1.39	3.15	3.32	10.47	0.34
Cerro Vanguardia (92.5%) (2)(13)	6.06	3.26	19.78	0.64	7.63	3.08	23.52	0.76	13.69	3.16	43.30	1.39	3.15	3.32	10.47	0.34
Brazil	10.91	4.66	50.78	1.63	19.60	3.42	67.04	2.16	30.50	3.86	117.82	3.79	38.45	3.98	153.13	4.92
AGA Mineração - Córrego do Sítio (9)	3.03	3.31	10.04	0.32	7.80	3.16	24.66	0.79	10.83	3.20	34.70	1.12	20.45	3.94	80.56	2.59
AGA Mineração - Cuiabá (13)	5.52	6.29	34.71	1.12	6.20	4.93	30.57	0.98	11.72	5.57	65.29	2.10	11.87	5.01	59.49	1.91
AGA Mineração - Lamego (13)	2.35	2.56	6.02	0.19	5.60	2.11	11.81	0.38	7.95	2.24	17.83	0.57	6.13	2.13	13.07	0.42
Australia Region	41.71	1.89	78.70	2.53	31.28	1.85	57.88	1.86	72.99	1.87	136.58	4.39	51.55	2.19	113.07	3.64
Sunrise Dam (13)	32.16	1.91	61.53	1.98	24.83	1.74	43.23	1.39	57.00	1.84	104.77	3.37	31.77	2.04	64.80	2.08
Butcher Well (70%) (2)(11)	—	—	—	—	—	—	—	—	—	—	—	—	2.62	3.93	10.28	0.33
Tropicana (70%) (2)(13)	9.55	1.80	17.17	0.55	6.45	2.27	14.65	0.47	15.99	1.99	31.81	1.02	17.16	2.21	37.98	1.22
Projects	76.03	0.44	33.54	1.08	1,240.72	0.77	949.62	30.53	1,316.75	0.75	983.16	31.61	905.33	0.58	523.33	16.83
Colombia	45.15	0.37	16.93	0.54	982.40	0.79	776.20	24.96	1,027.55	0.77	793.13	25.50	523.83	0.43	225.50	7.25
La Colosa (10)(11)	—	—	—	—	833.49	0.87	726.31	23.35	833.49	0.87	726.31	23.35	217.89	0.71	154.86	4.98
Quebradona (12)(14)	45.15	0.37	16.93	0.54	148.91	0.34	49.89	1.60	194.06	0.34	66.82	2.15	305.94	0.23	70.64	2.27
United States of America	30.88	0.54	16.61	0.53	258.31	0.67	173.41	5.58	289.20	0.66	190.03	6.11	381.50	0.78	297.83	9.58
North Bullfrog (12)	—	—	—	—	49.85	0.27	13.22	0.43	49.85	0.27	13.22	0.43	40.28	0.24	9.52	0.31
Arthur Gold (7)(12)	—	—	—	—	164.14	0.84	137.30	4.41	164.14	0.84	137.30	4.41	219.79	0.90	197.33	6.34
Nevada Regional Deposits (15)	30.88	0.54	16.61	0.53	44.32	0.52	22.89	0.74	75.20	0.53	39.51	1.27	121.43	0.75	90.97	2.92
AngloGold Ashanti Total	198.31	1.52	302.36	9.72	1,710.14	1.06	1,813.10	58.29	1,908.46	1.11	2,115.47	68.01	1,319.34	1.16	1,534.79	49.34
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. The Mineral Resource estimates with respect to our material properties have been prepared by the Qualified Persons (employed by
AngloGold Ashanti unless otherwise stated). The net difference between the Mineral Resource at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold
Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and constrained to meet the requirement for reasonable prospects of economic extraction by volumes created through a mine shape optimiser process for underground or within an economically optimised pit shell for open pit and stockpiled material is reported as broken material. The Serra
Grande mine in Brazil and the Doropo and ABC projects in Côte d’Ivoire were sold in 2025.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

(2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4) Kibali is operated by Barrick Mining Corporation (“Barrick”). The Mineral Resource estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons. In 2025, a cut-off grade range from 0.59g/t to 0.82g/t (varying according to area and weathering domain) with an overall tonnage weighted average cut-off grade of 0.71g/t was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to area and weathering domain) was applied to the stockpiles, and a cut-off grade of 0.91g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The Qualified Person responsible for the Kibali Mineral Resource is Richard Peattie, FAusIMM, employed by Barrick.
(5) In 2025, for Obuasi, a cut-off grade of 0.94g/t was applied to the open pit, and a cut-off grade range from 3.22g/t to 3.96g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor of 88.0% was applied to the open pit and underground for gold. The Qualified Person responsible for the Obuasi Mineral Resource is Eric Kofi Owusu Acheampong, MAusIMM (CP).
(6) In 2025, for Geita, a cut-off grade range from 0.50g/t to 1.20g/t (varying according to area) was applied to the open pit, and a cut-off grade range from 0.88g/t to 2.52g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from 43.50% to 97.00% (varying according to the material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpile, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita Mineral Resource is Janeth Luponelo, SME RM.
(7) The gold Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. The Merlin gold Mineral Resource is based on a gold price of $2,150/oz. In 2025, for Merlin, a cut-off grade range from
0.19g/t to 0.30g/t (varying according to grade and material type) was applied to the open pit. In 2025, for Merlin, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit for gold. The Silicon gold Mineral Resource is based on a gold price of $1,750/oz. In 2025, for Silicon, a cut-off grade of 0.14g/t was applied to the open pit. In 2025, for Silicon, a metallurgical recovery factor range from 46.0% to 79.0%
(varying according to grade and material type) was applied to the open pit for gold. The Qualified Person responsible for the Arthur Gold Project Mineral Resource is Geoffrey Gushée, FAusIMM.
(8) In 2025, for Sukari, a cut-off grade of 0.20g/t was applied to the open pit, a cut-off grade of 0.43g/t was applied to the stockpiles, and a cut-off grade of 1.20g/t was applied to the underground. In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. Open pit gold Mineral Resource is based on a gold price of $2,150/oz. Stockpile gold Mineral Resource is based on a gold price of $1,700/oz. The Qualified Person responsible for the Sukari Mineral Resource is Doxel Mutunda, MAIG.
(9) The Córrego do Sítio (“CdS”) operation was placed on care and maintenance in August 2023.  The Mineral Resource at CdS is based on a gold price of $1,750/oz.
(10) The La Colosa gold Mineral Resource is based on a gold price of $1,400/oz. The delineation of the Los Nevados Páramo by Resolution 1987/2016 in November 2016 is considered a risk or uncertainty to the gold Mineral Resource estimate, and
Resolution 1987/2016 is currently being contested before the Colombian courts. This puts potentially approximately 13.99Moz (50%) of the gold Mineral Resource at risk. The La Colosa project has been classified as held for sale in the
Company’s consolidated statement of financial position as at 31 December 2025.
(11) Property currently in an exploration stage.
(12) Property currently in a development stage.
(13) Property currently in a production stage.
(14) The Quebradona gold Mineral Resource is based on a gold price of $1,500/oz.
(15) The Nevada Regional Deposits gold Mineral Resource includes the deposits of Reward, Bullfrog, Mother Lode, Crown Block (SNA, Secret Pass and Daisy), and the Sterling mine. Reward and Bullfrog were acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. No additional work was completed on the Reward and Bullfrog gold Mineral Resource during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Resource.The Reward gold Mineral Resource is currently in a development stage and based on a gold price of $1,950/oz. The Sterling mine gold Mineral Resource is currently on care and maintenance and based on a gold price of $1,700/oz. The remainder of the gold Mineral Resource in the Nevada Regional Deposits are currently in an exploration stage, where the Mother Lode gold Mineral Resource is based on a gold price of $1,500/oz, the
Crown Block gold Mineral Resource is based on a gold price of $1,700/oz, and the Bullfrog gold Mineral Resource is based on a gold price of $1,550/oz.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for copper at the end of the financial year ended 31 December 2025, based on an estimated copper price of $3.50/lb.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
COPPER	Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper		Tonnes (2)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Colombia	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Quebradona (3)	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
AngloGold Ashanti Total	45.15	0.69	0.31	684	148.91	0.68	1.01	2,218	194.06	0.68	1.32	2,902	305.94	0.48	1.47	3,231
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold
Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of
Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for silver at the end of the financial year ended 31 December 2025, based on an estimated silver price of $23.00/oz, unless otherwise stated.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
SILVER	Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver		Tonnes (3)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Argentina	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Cerro Vanguardia (92.5%) (2)(6)	6.06	65.49	396.87	12.76	7.63	75.09	572.69	18.41	13.69	70.84	969.57	31.17	3.15	105.73	333.19	10.71
Projects	75.28	3.25	244.63	7.87	403.79	3.21	1,297.84	41.73	479.07	3.22	1,542.47	49.59	652.80	2.61	1,705.92	54.85
Colombia	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
Quebradona (5)(7)	45.15	4.52	203.91	6.56	148.91	4.63	688.92	22.15	194.06	4.60	892.84	28.71	305.94	3.66	1,121.25	36.05
United States of America	30.13	1.35	40.72	1.31	254.88	2.39	608.91	19.58	285.01	2.28	649.63	20.89	346.86	1.69	584.66	18.80
North Bullfrog (5)	—	—	—	—	49.85	0.28	13.95	0.45	49.85	0.28	13.95	0.45	40.28	0.32	12.80	0.41
Arthur Gold (5)(8)	—	—	—	—	164.14	3.33	546.51	17.57	164.14	3.33	546.51	17.57	219.79	2.26	496.48	15.96
Nevada Regional Deposits (4)(9)	30.13	1.35	40.72	1.31	40.88	1.18	48.44	1.56	71.01	1.26	89.16	2.87	86.79	0.87	75.38	2.42
AngloGold Ashanti Total	81.34	7.89	641.51	20.62	411.42	4.55	1,870.53	60.14	492.76	5.10	2,512.04	80.76	655.95	3.11	2,039.10	65.56
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations.To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals.All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the silver by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) Mineral Resource attributable to AngloGold Ashanti’s percentage interest shown.
(3) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(4) Property currently in an exploration stage.
(5) Property currently in a development stage.
(6) Property currently in a production stage.
(7) The Quebradona silver Mineral Resource is based on a silver price of $25.15/oz.
(8) The silver Mineral Resource of the Arthur Gold Project (previously Expanded Silicon) includes the Silicon and Merlin deposits. In 2025, for Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to grade and material type) was applied to the open pit for silver. The Silicon silver Mineral Resource is based on a silver price of $26.25/oz. In 2025, for Silicon, a metallurgical recovery factor range from 17.00% to 21.00% (varying according to grade and material type) was applied to the open pit for silver. The Qualified Person responsible for the Arthur Gold Project Mineral Resource is Geoffrey Gushée, FAusIMM.
(9) The Nevada Regional Deposits silver Mineral Resource includes the Mother Lode and Bullfrog deposits. Bullfrog was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. No additional work was completed on the Bullfrog silver Mineral Resource during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current silver Mineral Resource. The Mother Lode silver Mineral
Resource is based on a silver price of $18.75/oz and the Bullfrog silver Mineral Resource is based on a silver price of $20.00/oz.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for molybdenum at the end of the financial year ended 31
December 2025, based on an estimated molybdenum price of $12.00/lb.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
MOLYBDENUM	Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum		Tonnes (2)	Grade	Contained Molybdenum
	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million	Million	ppm	Kilo- tonnes	Pounds Million
Projects	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Colombia	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Quebradona (3)	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
AngloGold Ashanti Total	45.15	168	7.58	17	148.91	155	23.12	51	194.06	158	30.70	68	305.94	135	41.35	91
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (kilotonnes) to two decimals and grade and content (pounds million) with no decimals for molybdenum. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the molybdenum by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral. The primary mineral for
Quebradona is copper and a net smelter return (NSR) approach has been adopted.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.
The below summary table is prepared in accordance with Table 1 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Resource for sulphur at the end of the financial year ended 31 December 2025.

MINERAL RESOURCE (1)	AT 31 DECEMBER 2025
	Measured				Indicated				Total Measured and Indicated				Inferred
SULPHUR	Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur		Tonnes (2)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
Brazil	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
AGA Mineração - Cuiabá (3)	5.52	5.1	0.28	625	6.20	3.1	0.19	419	11.72	4.0	0.47	1,043	11.87	3.7	0.44	964
AGA Mineração - Lamego (3)	2.35	2.9	0.07	152	5.60	3.1	0.18	387	7.95	3.1	0.24	539	6.13	4.0	0.25	544
AngloGold Ashanti Total	7.87	4.5	0.35	777	11.80	3.1	0.37	806	19.67	3.6	0.72	1,583	18.00	3.8	0.68	1,508
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Resource tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Resource tonnages and grades are reported in situ and stockpiled material is reported as broken material. The reported tonnages for the sulphur by-product are an outcome from the associated conceptual pit shell or mineable shapes, that have been determined based on the extraction of the primary mineral which is gold.
(1) All disclosure of Mineral Resource is exclusive of Mineral Reserve. The Mineral Resource exclusive of Mineral Reserve is defined as the inclusive Mineral Resource less the Mineral Reserve before dilution and other factors are applied.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a production stage.  A sulphuric acid price of $130/t is used.

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GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for gold at the end of the financial year ended 31 December 2025, based on an estimated gold price of $1,700/oz, unless otherwise stated.

MINERAL RESERVE	AT 31 DECEMBER 2025
	Proven				Probable				Total Mineral Reserve
GOLD	Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold		Tonnes (2)	Grade	Contained Gold
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Africa Region	107.60	1.62	174.04	5.60	250.21	2.11	527.97	16.97	357.81	1.96	702.01	22.57
Democratic Republic of the Congo	13.45	3.13	42.16	1.36	36.87	2.92	107.49	3.46	50.32	2.97	149.65	4.81
Kibali (45%) (1)(3)(8)	13.45	3.13	42.16	1.36	36.87	2.92	107.49	3.46	50.32	2.97	149.65	4.81
Ghana	8.45	5.75	48.58	1.56	64.67	3.68	237.93	7.65	73.13	3.92	286.51	9.21
Iduapriem (8)	4.22	0.90	3.80	0.12	47.61	1.33	63.13	2.03	51.83	1.29	66.93	2.15
Obuasi (4)(8)	4.23	10.58	44.78	1.44	17.06	10.25	174.80	5.62	21.30	10.31	219.58	7.06
Guinea	8.89	0.62	5.47	0.18	73.73	0.84	61.82	1.99	82.62	0.81	67.29	2.16
Siguiri (85%) (1)(8)	8.89	0.62	5.47	0.18	73.73	0.84	61.82	1.99	82.62	0.81	67.29	2.16
Tanzania	21.20	1.06	22.44	0.72	54.49	1.88	102.65	3.30	75.69	1.65	125.09	4.02
Geita (5)(8)	21.20	1.06	22.44	0.72	54.49	1.88	102.65	3.30	75.69	1.65	125.09	4.02
Egypt	55.61	1.00	55.39	1.78	20.44	0.88	18.08	0.58	76.06	0.97	73.48	2.36
Sukari (50%) (1)(7)(8)	55.61	1.00	55.39	1.78	20.44	0.88	18.08	0.58	76.06	0.97	73.48	2.36
Americas Region	7.05	4.47	31.54	1.01	11.67	4.12	48.10	1.55	18.72	4.25	79.65	2.56
Argentina	2.76	3.48	9.62	0.31	4.14	2.92	12.08	0.39	6.90	3.14	21.70	0.70
Cerro Vanguardia (92.5%) (1)(8)	2.76	3.48	9.62	0.31	4.14	2.92	12.08	0.39	6.90	3.14	21.70	0.70
Brazil	4.29	5.12	21.92	0.70	7.54	4.78	36.03	1.16	11.82	4.90	57.95	1.86
AGA Mineração - Córrego do Sítio (10)	0.84	3.10	2.62	0.08	2.01	4.42	8.89	0.29	2.86	4.03	11.50	0.37
AGA Mineração - Cuiabá (8)	2.58	6.43	16.61	0.53	4.48	5.39	24.15	0.78	7.07	5.77	40.75	1.31
AGA Mineração - Lamego (8)	0.86	3.15	2.70	0.09	1.04	2.87	2.99	0.10	1.90	3.00	5.70	0.18
Australia Region	23.89	1.31	31.39	1.01	17.52	2.37	41.52	1.34	41.40	1.76	72.91	2.34
Sunrise Dam (8)	8.77	1.69	14.78	0.48	5.51	2.97	16.34	0.53	14.27	2.18	31.12	1.00
Tropicana (70%) (1)(8)	15.12	1.10	16.61	0.53	12.01	2.10	25.19	0.81	27.13	1.54	41.79	1.34
Projects	5.49	0.93	5.11	0.16	292.83	0.94	274.55	8.83	298.32	0.94	279.66	8.99
Colombia	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
Quebradona (9)(12)	—	—	—	—	120.01	0.67	80.83	2.60	120.01	0.67	80.83	2.60
United States of America	5.49	0.93	5.11	0.16	172.81	1.12	193.71	6.23	178.30	1.12	198.82	6.39
North Bullfrog (9)(11)	—	—	—	—	77.01	0.44	33.64	1.08	77.01	0.44	33.64	1.08
Arthur Gold (6)(9)	—	—	—	—	87.64	1.75	153.68	4.94	87.64	1.75	153.68	4.94
Nevada Regional Deposits (13)	5.49	0.93	5.11	0.16	8.16	0.78	6.39	0.21	13.65	0.84	11.50	0.37
AngloGold Ashanti Total	144.03	1.68	242.08	7.78	572.23	1.56	892.15	28.68	716.26	1.58	1,134.22	36.47
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. The Mineral Reserve estimates with respect to our material properties have been prepared by the Qualified Persons (employed by AngloGold
Ashanti unless otherwise stated). The net difference between the Mineral Reserve at the end of the last completed financial year and the preceding financial year will be detailed for material properties, if applicable, in AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2025 to be filed with the SEC. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for gold to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The
Serra Grande mine in Brazil and the Doropo project in Côte d’Ivoire were sold in 2025.
(1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.

Q4 2025 EARNINGS RELEASE	34

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

(3) Kibali is operated by Barrick. The Mineral Reserve estimate was prepared through the Kibali joint venture’s estimation and governance processes and under the supervision of Barrick’s Qualified Persons. The Kibali gold Mineral Reserve is based on a gold price of $1,500/oz. In 2025, a cut-off grade range from 0.76g/t to 0.99g/t (varying according to area and weathering domain) was applied to the open pits, a cut-off grade range from 0.45g/t to 0.49g/t (varying according to weathering domain) was applied to the stockpiles, and a cut-off grade of 2.06g/t was applied to the underground. In 2025, a metallurgical recovery factor range from 75.5% to 91.0% (varying according to area and weathering domain) was applied to the open pits, stockpiles, and underground for gold. The Qualified Person responsible for the Kibali Mineral Reserve is Derek Holm, FAusIMM, employed by Barrick.
(4) In 2025, for Obuasi, a cut-off grade range from 4.91g/t to 6.31g/t was applied to the underground (varying according to area). In 2025, a metallurgical recovery factor of 88.0% was applied to the open pit and underground for gold. The Qualified
Person responsible for the Obuasi Mineral Reserve is Douglas Atanga, SME RM.
(5) In 2025, for Geita, a cut-off grade range from 0.85g/t to 0.95g/t (varying according to area) was applied to the open pit, a cut-off grade range from 0.70g/t to 0.88g/t (varying according to the material type) was applied to the stockpiles, and a cut-off grade range from 2.40g/t to 3.36g/t (varying according to area) was applied to the underground. In 2025, a metallurgical recovery factor range from 92.80% to 97.00% (varying according to the material type) was applied to the open pit, a metallurgical recovery factor of 92.80% was applied to the stockpiles, and a metallurgical recovery factor range from 78.02% to 93.37% (varying according to area) was applied to the underground for gold. The Qualified Person responsible for the Geita Mineral Reserve is Duan Campbell, Pr. Eng.
(6) The gold Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the Merlin deposit. The Merlin gold Mineral Reserve was declared for the first time in 2025 and is based on a gold price of $1,950/oz. In
2025, for Merlin, a dynamic cut-off grade strategy was applied for mine planning and the open pit cut-off grades range from 0.28g/t to 0.49g/t (varying according to grade and material type), and stockpiles cut-off grades range from
0.30g/t to 0.52g/t (varying according to grade and material type). In 2025, for the Merlin deposit, a metallurgical recovery factor range from 63.61% to 95.00% (varying according to grade and material type) was applied to the open pit and stockpiles for gold. The Qualified Person responsible for the Arthur Gold Project Mineral Reserve is Hamid Taghavi, SME RM.
(7) In 2025, for Sukari, a cut-off grade of 0.43g/t was applied to the open pit and stockpiles, and a cut-off grade of 2.34g/t was applied to the underground. In 2025, a metallurgical recovery factor of 89.50% was applied to the open pit and underground, and a metallurgical recovery factor of 86.56% was applied to the stockpiles for gold. The Qualified Person responsible for the Sukari open pit Mineral Reserve is Sherif Moemen, MAusIMM (CP) and the Qualified Person
responsible for the Sukari  underground Mineral Reserve is Mahmoud Abdelmonem, MIMMM QMR.
(8) Property currently in a production stage.
(9) Property currently in a development stage.
(10) The CdS operation was placed on care and maintenance in August 2023.
(11) The North Bullfrog gold Mineral Reserve is based on a gold price of $1,720/oz.
(12) The Quebradona gold Mineral Reserve is based on a gold price of $1,350/oz.
(13) The Nevada Regional Deposits gold Mineral Reserve includes only the Reward deposit, currently in a development stage. The remainder of the deposits in the Nevada Regional Deposits are currently in an exploration stage. The Reward deposit was acquired by AngloGold Ashanti through its acquisition of Augusta Gold in October 2025. The Reward deposit gold Mineral Reserve is based on a gold price of $1,850/oz.  No additional work was completed on the Reward deposit gold Mineral Reserve during 2025, and the Qualified Person has not performed sufficient work to support classification of the estimate as a current gold Mineral Reserve.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for copper at the end of the financial year ended
31 December 2025, based on an estimated copper price of $3.10/lb.

MINERAL RESERVE	AT 31 DECEMBER 2025
	Proven				Probable				Total Mineral Reserve
COPPER	Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper		Tonnes (1)	Grade	Contained Copper
	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million	Million	%Cu	Tonnes Million	Pounds Million
Projects	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Colombia	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Quebradona (2)	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
AngloGold Ashanti Total	—	—	—	—	120.01	1.23	1.47	3,250	120.01	1.23	1.47	3,250
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and grade to two decimals and content for copper with no decimals. “Mlb” refers to million pounds. The reference point for the Mineral Reserve is the point of delivery to the process plant. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility).
(1) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2) Property currently in a development stage.

Q4 2025 EARNINGS RELEASE	35

GROUP I MINERAL RESOURCE AND MINERAL RESERVE

The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for silver at the end of the financial year ended 31 December 2025, based on an estimated silver price of $19.50/oz, unless otherwise stated.

MINERAL RESERVE	AT 31 DECEMBER 2025
	Proven				Probable				Total Mineral Reserve
SILVER	Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver		Tonnes (2)	Grade	Contained Silver
	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz	Million	g/t	Tonnes	Moz
Americas Region	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Argentina	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Cerro Vanguardia (92.5%) (1)(4)	2.76	61.14	168.99	5.43	4.14	97.25	402.31	12.93	6.90	82.79	571.30	18.37
Projects	—	—	—	—	284.66	4.31	1,227.68	39.47	284.66	4.31	1,227.68	39.47
Colombia	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
Quebradona (3)(5)	—	—	—	—	120.01	7.29	874.33	28.11	120.01	7.29	874.33	28.11
United States of America	—	—	—	—	164.65	2.15	353.35	11.36	164.65	2.15	353.35	11.36
North Bullfrog (3)	—	—	—	—	77.01	1.45	111.32	3.58	77.01	1.45	111.32	3.58
Arthur Gold (3)(6)	—	—	—	—	87.64	2.76	242.03	7.78	87.64	2.76	242.03	7.78
AngloGold Ashanti Total	2.76	61.14	168.99	5.43	288.80	5.64	1,629.99	52.41	291.56	6.17	1,798.98	57.84
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage, grade and content for silver to two decimals. All ounces are Troy ounces. “Moz” refers to million ounces. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the silver by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral. The primary mineral for all properties is gold (except for Quebradona where the primary mineral is copper and a net smelter return (NSR) approach has been adopted). All Qualified Persons are employed by AngloGold Ashanti unless otherwise stated.
(1) Mineral Reserve attributable to AngloGold Ashanti’s percentage interest shown.
(2) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(3) Property currently in a development stage.
(4) Property currently in a production stage.
(5) The Quebradona silver Mineral Reserve is based on a silver price of $18.67/oz
(6) The silver Mineral Reserve of the Arthur Gold Project (previously Expanded Silicon) includes only the
Merlin deposit. The Merlin silver Mineral Reserve was declared for the first time in 2025. In 2025, for
Merlin, a metallurgical recovery factor range from 10.20% to 22.21% (varying according to material type)
was applied to the open pit for silver. The Qualified Person responsible for the Arthur Gold Project
Mineral Reserve is Hamid Taghavi, SME RM.
The below summary table is prepared in accordance with Table 2 to Paragraph (b) of Item 1303 of Regulation S-K - Summary Mineral Reserve for sulphur at the end of the financial year ended
31 December 2025.

MINERAL RESERVE	AT 31 DECEMBER 2025
	Proven				Probable				Total Mineral Reserve
SULPHUR	Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur		Tonnes (1)	Grade	Contained Sulphur
	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million	Million	%S	Tonnes Million	Pounds Million
Americas Region	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
Brazil	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
AGA Mineração - Cuiabá (2)	2.58	3.7	0.09	209	4.48	2.8	0.12	272	7.07	3.1	0.22	481
AGA Mineração - Lamego (2)	0.86	2.0	0.02	38	1.04	2.3	0.02	54	1.90	2.2	0.04	91
AngloGold Ashanti Total	3.44	3.3	0.11	247	5.53	2.7	0.15	326	8.97	2.9	0.26	572
Notes:
Rounding of numbers may result in computational discrepancies in the Mineral Reserve tabulations. To reflect that figures are not precise calculations and that there is uncertainty in their estimation, AngloGold Ashanti reports tonnage and content (tonnes million) to two decimals, grade to one decimal, and content (pounds million) with no decimals for sulphur. The Mineral Reserve tonnages and grades are estimated and reported as delivered to plant (i.e., the point where material is delivered to the processing facility). The reported tonnages for the sulphur by-product are an outcome from the associated pit or underground mine plans, that have been determined based on the extraction of the primary mineral which is gold.
(1) “Tonnes” refers to a metric tonne which is equivalent to 1,000 kilograms.
(2) Property currently in a production stage. A sulphuric acid price of $130/t is used.

Q4 2025 EARNINGS RELEASE	36

2025 I DIVIDENDS

AngloGold Ashanti plc today announces an interim dividend for the three months ended 31 December 2025 of 173 US cents per share. In respect of the interim dividend, the timelines, including dates for currency conversions, set out below will apply.
To holders of ordinary shares on the New York Stock Exchange (NYSE)

2026
Ex-dividend on NYSE	Friday, 13 March
Record date	Friday, 13 March
Payment date	Friday, 27 March
To holders of ordinary shares on the South African Register
Additional information for South African resident shareholders of AngloGold Ashanti:
Shareholders registered on the South African section of the register are advised that the distribution of 173 US cents per ordinary share will be converted to South African rands at the applicable exchange rate.
In compliance with the requirements of Strate and the Johannesburg Stock Exchange (JSE) Listings Requirements, the salient dates for payment of the dividend are as follows:

2026
Declaration date	Friday, 20 February
Currency conversion rate for South African rands announcement date	Friday, 6 March
Last date to trade ordinary shares cum dividend	Tuesday, 10 March
Ordinary shares trade ex-dividend	Wednesday, 11 March
Record date	Friday, 13 March
Payment date	Friday, 27 March
Dividends in respect of dematerialised shareholdings will be credited to shareholders’ accounts with the relevant CSDP (as defined below) or broker.
To comply with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday,
11 March 2026 and Friday, 13 March 2026, both days inclusive. No transfers between South African, NYSE and Ghanaian share registers will be permitted between Friday, 6 March 2026 and Friday, 13 March 2026, both days inclusive.
Details of the exchange rates applicable to the dividend and a summary of the tax considerations applicable to South African shareholders is expected to be published on Friday, 6 March 2026.
To Beneficial Owners on the Ghana sub-register holding shares through the nominee arrangement with the
Central Securities Depositary (GH) LTD

2026
Currency conversion date	Friday, 6 March
Last date to trade and to register shares cum dividend	Tuesday, 10 March
Shares trade ex-dividend	Wednesday, 11 March
Record date	Friday, 13 March
Approximate payment date of dividend	Friday, 27 March
To Beneficial Owners holding Ghanaian Depositary Shares (GhDSs) and acting by National Trust Holding
Company Ltd as depository agent 100 GhDSs represent one ordinary share

2026
Currency conversion date	Friday, 6 March
Last date to trade and to register GhDSs cum dividend	Tuesday, 10 March
GhDSs trade ex-dividend	Wednesday, 11 March
Record date	Friday, 13 March
Approximate payment date of dividend	Friday, 27 March
Beneficial owners on the Ghana sub-register holding shares and beneficial owners holding GhDSs are advised that the distribution of 173 US cents per ordinary share will be converted to Ghanaian cedis at the applicable exchange rate. Assuming an exchange rate of US$1/¢11.0000, the gross dividend payable per share, is equivalent to ca. ¢19.0300 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.
Entitlement to interim dividends
A “Shareholder of Record” is a person appearing on the register of members of the Company in respect of ordinary shares at the close of business on the relevant record date. A “Beneficial Owner” is a person who holds ordinary shares of the Company through a bank, broker, central securities depository participant (“CSDP”), Shareholder of Record or other agent (sometimes referred to as holding shares “in street name”).

Q4 2025 EARNINGS RELEASE	37

NON-GAAP DISCLOSURE I RESULTS

Non-GAAP disclosure
From time to time AngloGold Ashanti may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
In this document, AngloGold Ashanti presents the financial items “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-
sustaining capital expenditure”, which have been determined using industry guidelines and practices and are not measures under
IFRS. In addition, AngloGold Ashanti also presents the financial items “Adjusted EBITDA”, “Adjusted net debt (cash)” and “free cash flow” which are not measures under IFRS either. An investor should not consider these items in isolation or as alternatives to cost of sales, gold income, capital expenditure, profit (loss) before taxation, total borrowings, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the Group’s performance. The
Group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
The term “managed operations” refers to subsidiaries managed by AngloGold Ashanti and included in its consolidated reporting, while the term “non-managed joint ventures” refers to equity-accounted joint ventures that are reported based on AngloGold
Ashanti’s share of attributable earnings and are not managed by AngloGold Ashanti. Managed operations are reported on a consolidated basis. Non-managed joint ventures are reported on an attributable basis.
All-in sustaining costs
During 2018, the World Gold Council (“WGC”), an industry body, published a revised Guidance Note on the “all-in sustaining costs”
metric, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that this metric, which AngloGold Ashanti provides herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.
“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold sold. “All-in sustaining costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold sold.
Total cash costs
“Total cash costs” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.
“Total cash costs” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce - managed operations” ($/oz) is calculated by dividing the consolidated US dollar value of this cost metric by the consolidated ounces of gold produced. “Total cash costs per ounce - non-managed joint ventures” ($/oz) is calculated by dividing the attributable US dollar value of this cost metric by the attributable ounces of gold produced.
Average gold price received per ounce
“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and serves as a benchmark of performance against the market spot gold price. “Average gold price received per ounce -
managed operations” is calculated by dividing the consolidated US dollar value of this revenue metric by the consolidated ounces of gold sold. “Average gold price received per ounce - non-managed joint ventures” is calculated by dividing the attributable US dollar value of this revenue metric by the attributable ounces of gold sold.
Sustaining capital expenditure
“Sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output and capital expenditure to extend useful lives of existing production assets. This includes replacement of vehicles, plant and machinery, Mineral Reserve development, deferred stripping and capital expenditure related to financial benefit initiatives, safety, health and the environment.

Q4 2025 EARNINGS RELEASE	38

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
Non-sustaining capital expenditure
“Non-sustaining capital expenditure” is a Non-GAAP measure comprising capital expenditure incurred at new operations and capital expenditure related to ‘major projects’ at existing operations where these projects will materially increase production.
While the Gold Institute provided definitions for the calculation of “total cash costs” and the WGC published a revised Guidance
Note on the “all-in sustaining costs” metric during 2018, the calculation of “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs” and “all-in sustaining costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, AngloGold Ashanti believes that
“total cash costs” and “all-in sustaining costs” in total by mine and per ounce by mine as well as “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure” are useful indicators to investors and management as they provide:
•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the Group and at other gold mining companies.
Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating
Decision Maker (CODM), on a total basis.
The key metrics are based on the total ounces, gold income, “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” from each operation and as a consequence includes AngloGold Ashanti’s share of the “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” of its non-managed joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of calculating the metrics is consistent with the WGC’s Guidance Note on the “all-in sustaining costs” metric.
Although AngloGold Ashanti has shareholder rights and board representation commensurate with its ownership interests in its equity-accounted non-managed joint ventures and reviews the underlying operating results including “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” with them at each reporting period, it does not have direct control over their operations or resulting revenue and expenses, nor does it have a proportionate legal interest in each financial statement line item. AngloGold Ashanti’s use of “total cash costs”, “all-in sustaining costs”, “sustaining capital expenditure” and “non-sustaining capital expenditure” on a total basis, is not intended to imply that it has any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with its internal and external segmental reporting.
Adjusted EBITDA
“Adjusted EBITDA” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes profit (loss) before taxation, amortisation of tangible, intangible and right of use assets, retrenchment costs at the operations, finance income, other gains (losses), care and maintenance costs, finance costs and unwinding of obligations, impairment and derecognition of assets, impairment of investments, profit (loss) on disposal of assets and investments, gain (loss) on early settlement of hedge contracts, fair value adjustments, repurchase premium and costs on settlement of issued bonds and the share of associates’ EBITDA. The
Adjusted EBITDA calculation is based on the formula included in AngloGold Ashanti’s Revolving Credit Facility Agreements for
compliance with the debt covenant formula.
“Adjusted EBITDA margin” is calculated as the percentage of Adjusted EBITDA divided by revenue from product sales.
Adjusted net debt (cash)
“Adjusted net debt (cash)” is a Non-GAAP measure and, as calculated and reported by AngloGold Ashanti, includes total borrowings adjusted for the unamortised portion of borrowing costs and IFRS 16 lease adjustments; less cash restricted for use and cash and cash equivalents (net of bank overdraft). The Adjusted net debt (cash) calculation is based on the formula included in
AngloGold Ashanti’s Revolving Credit Facility Agreements for compliance with the debt covenant formula.
Free cash flow
AngloGold Ashanti has revised its definition of “free cash flow” in order to align it with industry practice. “Free cash flow" is a Non-
GAAP measure and, as calculated and reported by AngloGold Ashanti, includes operating cash flow less capital expenditure.
Operating cash flow is defined as net cash flow from operating activities, plus repayment of loans advanced to joint ventures, less dividends paid to non-controlling interests. “Free cash flow” for the three months and year ended 31 December 2024 has been adjusted to reflect this change in reporting.
Reconciliations
All-in sustaining costs and total cash costs per ounce
A reconciliation of cost of sales as included in AngloGold Ashanti’s Earnings Release for the three months and years ended 31
December 2025 and 31 December 2024, to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “total cash costs” and “total cash costs per ounce” for each of the three-month periods and years ended 31 December 2025 and 31 December 2024, is presented on a total (Group), total (managed operations/non-managed joint ventures) and segment basis in Note A below.

Q4 2025 EARNINGS RELEASE	39

NON-GAAP DISCLOSURE I RESULTS

CONTINUED
In addition, the Company has provided detail of the consolidated ounces of gold produced and sold by mine (for managed operations) and the attributable ounces of gold produced and sold by mine (for non-managed joint ventures) for each of those periods below.
Average gold price received per ounce
A reconciliation of gold income as included in AngloGold Ashanti’s Earnings Release for the three months and years ended 31
December 2025 and 31 December 2024, to “average gold price received per ounce” for each of the three-month periods and years ended 31 December 2025 and 31 December 2024, is presented on a total (Group) and total (managed operations/non-managed joint ventures) basis in Note B below.
Sustaining capital expenditure and non-sustaining capital expenditure
A reconciliation of capital expenditure as included in AngloGold Ashanti’s Earnings Release for the three months and years ended
31 December 2025 and 31 December 2024, to “sustaining capital expenditure” and “non-sustaining capital expenditure” for each of the three-month periods and years ended 31 December 2025 and 31 December 2024, is presented on a total (Group), total
(managed operations/non-managed joint ventures) and segment basis in Note C below.
Adjusted EBITDA
A reconciliation of profit (loss) before taxation as included in AngloGold Ashanti’s Earnings Release for the three months and years ended 31 December 2025 and 31 December 2024, to “Adjusted EBITDA” for each of the three-month periods and years ended
31 December 2025 and 31 December 2024, is presented on a total (Group) basis in Note D below.
Adjusted net debt (cash)
A reconciliation of total borrowings as included in AngloGold Ashanti’s Earnings Release as at 31 December 2025 and 31
December 2024 to “Adjusted net debt (cash)” as at 31 December 2025 and 31 December 2024, is presented on a total (Group)
basis in Note E below.
Free cash flow
A reconciliation of net cash flow from operating activities as included in AngloGold Ashanti’s Earnings Release for the three months and years ended 31 December 2025 and 31 December 2024, to “free cash flow” for each of the three-month periods and years ended 31 December 2025 and 31 December 2024, is presented on a total (Group) basis in Note F below.
Cerro Vanguardia, Argentina

Q4 2025 EARNINGS RELEASE	40

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	2	96	96	108	138	173	253	221	—	893	116	158	11	285
By-product revenue	—	—	—	—	—	—	(1)	(2)	—	(3)	(1)	(1)	—	(2)
Amortisation of tangible, intangible and right of use assets	(1)	(28)	(28)	(28)	(21)	(18)	(127)	(121)	—	(315)	(22)	(37)	—	(59)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	44	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	3	—	1	4	—	—	8	4	6	—	10
Sustaining exploration and study costs	—	—	—	1	1	3	2	—	—	7	2	—	—	2
Total sustaining capital expenditure	1	21	21	39	47	37	53	43	—	219	29	13	—	42
All-in sustaining costs (5)	46	87	87	123	164	196	185	142	—	810	127	139	11	277
Gold sold - oz (000)	—	78	78	53	78	79	114	119	—	443	60	96	—	156
All-in sustaining costs per ounce - $/oz (1)	—	1,108	1,108	2,303	2,079	2,493	1,621	1,211	—	1,830	2,145	1,444	—	1,783

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	41

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	94	120	31	—	245	—	96	1,425	1,521		1,204	1,300
By-product revenue	(36)	(4)	—	—	(40)	—	—	(45)	(45)		(43)	(43)
Amortisation of tangible, intangible and right of use assets	(8)	(31)	(8)	—	(47)	—	(28)	(422)	(450)		(301)	(329)
Adjusted for decommissioning and inventory amortisation	(5)	(1)	—	—	(6)	—	—	(6)	(6)		(6)	(6)
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	45	45		45	45
Lease payment sustaining	—	6	1	—	7	—	(1)	26	25		26	25
Sustaining exploration and study costs	1	1	—	—	2	(1)	—	10	10		10	10
Total sustaining capital expenditure	21	41	4	—	66	1	21	329	350		286	307
All-in sustaining costs (5)	67	132	29	—	228	2	87	1,363	1,450		1,221	1,308
Gold sold - oz (000)	36	79	11	—	126	—	78	725	803		606	684
All-in sustaining costs per ounce - $/oz (1)	1,850	1,670	2,583	—	1,806	—	1,108	1,881	1,805		2,012	1,908

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	42

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2025
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	2	96	96	108	138	173	253	221	—	893	116	158	11	285
- By-product revenue	—	—	—	—	—	—	(1)	(2)	—	(3)	(1)	(1)	—	(2)
- Inventory change	—	1	1	(6)	(11)	14	8	—	—	5	(3)	(7)	—	(10)
- Amortisation of tangible assets	(1)	(28)	(28)	(26)	(21)	(17)	(121)	(120)	—	(305)	(17)	(30)	—	(47)
- Amortisation of right of use assets	—	—	—	(2)	—	(1)	(6)	(1)	—	(10)	(5)	(7)	—	(12)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	22	22	1	(5)	(7)	—	—	—	(11)	3	1	—	4
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	—	92	92	74	100	163	133	99	—	569	93	114	11	218
Gold produced - oz (000)	—	79	79	50	72	85	113	119	—	439	58	93	—	151
Total cash costs per ounce - $/oz (1)	—	1,156	1,156	1,489	1,376	1,898	1,187	841	—	1,297	1,601	1,234	—	1,445

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	43

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	94	120	31	—	245	—	96	1,425	1,521		1,204	1,300
- By-product revenue	(36)	(4)	—	—	(40)	—	—	(45)	(45)		(43)	(43)
- Inventory change	3	(2)	—	—	1	—	1	(4)	(3)		(4)	(3)
- Amortisation of tangible assets	(8)	(27)	(6)	—	(41)	—	(28)	(394)	(422)		(274)	(302)
- Amortisation of right of use assets	—	(4)	(2)	—	(6)	—	—	(28)	(28)		(27)	(27)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—		—	—
- Rehabilitation and other non-cash costs	(4)	—	—	—	(4)	—	22	(11)	11		(11)	11
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)		(1)	(1)
Total cash costs (5)	49	82	23	—	154	—	92	941	1,033		842	934
Gold produced - oz (000)	42	77	11	—	130	—	79	720	799		601	680
Total cash costs per ounce - $/oz (1)	1,142	1,058	2,095	—	1,178	—	1,156	1,307	1,292		1,398	1,370

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	44

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(3)	101	101	91	101	134	148	83	—	557	114	135	10	259
By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
Amortisation of tangible, intangible and right of use assets	(1)	(25)	(25)	(19)	(22)	(14)	(42)	(20)	—	(117)	(19)	(39)	—	(58)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	31	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(3)	(3)	1	—	1	6	—	—	8	4	3	—	7
Sustaining exploration and study costs	—	—	—	—	1	2	(2)	—	—	1	—	—	—	—
Total sustaining capital expenditure	—	19	19	28	34	26	52	20	—	160	26	11	—	37
All-in sustaining costs (5)	28	93	93	100	113	150	161	83	—	607	125	109	10	244
Gold sold - oz (000)	—	78	78	47	59	69	122	44	—	341	66	100	—	166
All-in sustaining costs per ounce - $/oz (1)	—	1,188	1,188	2,131	1,905	2,186	1,327	1,858	—	1,780	1,888	1,086	—	1,465

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	45

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	99	98	32	1	230	—	101	1,043	1,144		960	1,061
By-product revenue	(30)	(2)	—	—	(32)	—	—	(34)	(34)		(34)	(34)
Amortisation of tangible, intangible and right of use assets	(21)	(33)	(8)	—	(62)	—	(25)	(238)	(263)		(218)	(243)
Adjusted for decommissioning and inventory amortisation	6	—	—	—	6	—	—	6	6		6	6
Corporate administration, marketing and related expenses	—	—	—	—	—	1	—	32	32		32	32
Lease payment sustaining	—	6	3	—	9	—	(3)	25	22		25	22
Sustaining exploration and study costs	1	1	—	—	2	—	—	3	3		3	3
Total sustaining capital expenditure	24	30	12	—	66	3	19	266	285		246	265
All-in sustaining costs (5)	79	100	40	—	219	4	93	1,102	1,195		1,019	1,112
Gold sold - oz (000)	44	74	22	—	140	—	78	647	725		603	681
All-in sustaining costs per ounce - $/oz (1)	1,811	1,344	1,842	—	1,574	—	1,188	1,702	1,647		1,691	1,633

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	46

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	Corporate and other(3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(3)	101	101	91	101	134	148	83	—	557	114	135	10	259
- By-product revenue	—	—	—	—	—	—	(1)	—	—	(1)	—	(1)	—	(1)
- Inventory change	—	1	1	6	(1)	11	17	(17)	—	16	(1)	—	—	(1)
- Amortisation of tangible assets	(1)	(25)	(25)	(18)	(22)	(13)	(37)	(19)	—	(109)	(15)	(37)	—	(52)
- Amortisation of right of use assets	—	—	—	(1)	—	(1)	(5)	(1)	—	(8)	(4)	(2)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	—	—	(3)	(7)	(2)	(1)	—	—	(13)	(1)	(2)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(4)	77	77	74	71	129	121	46	—	441	93	93	9	195
Gold produced - oz (000)	—	80	80	50	60	74	136	40	—	360	66	100	—	166
Total cash costs per ounce - $/oz (1)	—	967	967	1,478	1,169	1,747	892	1,165	—	1,225	1,406	924	—	1,171

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	47

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE QUARTER ENDED 31 DECEMBER 2024
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	99	98	32	1	230	—	101	1,043	1,144		960	1,061
- By-product revenue	(30)	(2)	—	—	(32)	—	—	(34)	(34)		(34)	(34)
- Inventory change	9	(1)	1	—	9	—	1	24	25		41	42
- Amortisation of tangible assets	(21)	(27)	(7)	—	(55)	—	(25)	(217)	(242)		(198)	(223)
- Amortisation of right of use assets	—	(6)	(1)	—	(7)	—	—	(21)	(21)		(21)	(21)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—		—	—
- Rehabilitation and other non-cash costs	(2)	2	4	—	4	—	—	(12)	(12)		(12)	(12)
- Retrenchment costs	—	(1)	—	—	(1)	—	—	(1)	(1)		(1)	(1)
Total cash costs (5)	54	64	30	1	149	—	77	781	858		735	812
Gold produced - oz (000)	47	75	22	—	144	—	80	670	750		630	710
Total cash costs per ounce - $/oz (1)	1,155	859	1,338	—	1,035	—	967	1,165	1,144		1,165	1,143

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces.
“All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	48

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
Amortisation of tangible, intangible and right of use assets	(4)	(107)	(107)	(113)	(87)	(64)	(256)	(379)	—	(899)	(67)	(113)	(1)	(181)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	(1)	—	(1)	—	—	(2)	1	—	—	1
Corporate administration, marketing and related expenses	135	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	5	21	3	—	35	15	21	1	37
Sustaining exploration and study costs	—	—	—	4	1	10	9	—	—	24	2	—	—	2
Total sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
All-in sustaining costs (5)	139	393	393	421	544	627	760	554	—	2,906	478	467	40	985
Gold sold - oz (000)	—	298	298	201	269	289	499	507	—	1,765	230	309	—	539
All-in sustaining costs per ounce - $/oz (1)	—	1,317	1,317	2,096	2,026	2,165	1,525	1,094	—	1,647	2,078	1,508	—	1,825

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	49

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	441	391	139	2	973	—	432	5,022	5,454		4,233	4,665
By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(165)		(159)	(161)
Amortisation of tangible, intangible and right of use assets	(68)	(105)	(30)	—	(203)	—	(107)	(1,287)	(1,394)		(908)	(1,015)
Adjusted for decommissioning and inventory amortisation	(3)	(1)	—	—	(4)	—	—	(5)	(5)		(5)	(5)
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	138	138		138	138
Lease payment sustaining	—	23	8	—	31	2	(1)	106	105		103	102
Sustaining exploration and study costs	6	1	—	—	7	1	—	34	34		34	34
Total sustaining capital expenditure	64	119	37	—	220	3	71	1,070	1,141		925	996
All-in sustaining costs (5)	309	410	154	3	876	8	393	4,914	5,307		4,360	4,753
Gold sold - oz (000)	178	272	53	—	503	—	298	2,807	3,105		2,300	2,598
All-in sustaining costs per ounce - $/oz (1)	1,726	1,506	2,951	—	1,741	—	1,317	1,751	1,709		1,895	1,829

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	50

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2025
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	6	432	432	424	458	591	773	789	(1)	3,034	442	527	40	1,009
- By-product revenue	—	(2)	(2)	—	(1)	—	(4)	(4)	—	(9)	(2)	(4)	—	(6)
- Inventory change	—	8	8	(3)	(4)	—	3	(12)	—	(16)	3	(5)	—	(2)
- Amortisation of tangible assets	(3)	(106)	(106)	(107)	(87)	(59)	(234)	(377)	—	(864)	(52)	(89)	—	(141)
- Amortisation of right of use assets	—	(1)	(1)	(6)	—	(5)	(22)	(2)	—	(35)	(15)	(24)	(1)	(40)
- Amortisation of intangible assets	(1)	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	17	17	(13)	(13)	(11)	(6)	(3)	—	(46)	4	—	(1)	3
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	2	348	348	295	353	516	510	391	(1)	2,064	379	406	37	822
Gold produced - oz (000)	—	303	303	199	266	289	492	500	—	1,746	232	305	—	537
Total cash costs per ounce - $/oz (1)	—	1,148	1,148	1,482	1,325	1,783	1,038	783	—	1,182	1,634	1,330	—	1,530

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	51

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2025
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	441	391	139	2	973	—	432	5,022	5,454		4,233	4,665
- By-product revenue	(130)	(18)	—	—	(148)	—	(2)	(163)	(165)		(159)	(161)
- Inventory change	(4)	—	1	—	(3)	—	8	(21)	(13)		(9)	(1)
- Amortisation of tangible assets	(68)	(86)	(24)	—	(178)	—	(106)	(1,186)	(1,292)		(809)	(915)
- Amortisation of right of use assets	—	(19)	(6)	—	(25)	—	(1)	(100)	(101)		(98)	(99)
- Amortisation of intangible assets	—	—	—	—	—	—	—	(1)	(1)		(1)	(1)
- Rehabilitation and other non-cash costs	(18)	—	5	—	(13)	—	17	(56)	(39)		(53)	(36)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)		(3)	(3)
Total cash costs (5)	220	266	115	2	603	—	348	3,491	3,839		3,100	3,448
Gold produced - oz (000)	179	273	53	—	505	—	303	2,788	3,091		2,288	2,591
Total cash costs per ounce - $/oz (1)	1,227	976	2,165	—	1,195	—	1,148	1,252	1,242		1,355	1,330

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	52

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
Amortisation of tangible, intangible and right of use assets	(4)	(92)	(92)	(79)	(75)	(51)	(138)	(20)	—	(363)	(77)	(112)	(1)	(190)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	(1)	—	—	(1)	(1)	—	—	(1)
Corporate administration, marketing and related expenses	115	—	—	—	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	1	(1)	(1)	6	—	3	22	—	—	31	18	10	1	29
Sustaining exploration and study costs	—	—	—	—	2	6	6	—	—	14	1	—	—	1
Total sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
All-in sustaining costs (5)	112	354	354	385	430	569	680	83	—	2,147	434	411	36	881
Gold sold - oz (000)	—	309	309	238	222	272	479	44	—	1,255	261	317	—	578
All-in sustaining costs per ounce - $/oz (1)	—	1,146	1,146	1,614	1,942	2,093	1,418	1,858	—	1,709	1,665	1,297	—	1,526

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	53

NON-GAAP DISCLOSURE I NOTE A

ALL-IN SUSTAINING COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	368	352	136	2	858	—	380	3,726	4,106		3,643	4,023
By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)		(120)	(122)
Amortisation of tangible, intangible and right of use assets	(61)	(112)	(22)	—	(195)	—	(92)	(752)	(844)		(732)	(824)
Adjusted for decommissioning and inventory amortisation	9	(1)	(1)	—	7	—	—	5	5		5	5
Corporate administration, marketing and related expenses	—	—	—	—	—	3	—	118	118		118	118
Lease payment sustaining	—	27	10	—	37	1	(1)	99	98		99	98
Sustaining exploration and study costs	6	2	—	—	8	1	—	24	24		24	24
Total sustaining capital expenditure	71	98	40	—	209	5	68	864	932		844	912
All-in sustaining costs (5)	284	365	162	2	813	10	354	3,963	4,317		3,880	4,234
Gold sold - oz (000)	183	274	80	—	537	—	309	2,370	2,679		2,326	2,635
All-in sustaining costs per ounce - $/oz (1)	1,544	1,334	2,039	—	1,514	—	1,146	1,672	1,611		1,668	1,607

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	54

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	Corporate and other (3)	AFRICA									AUSTRALIA
		Kibali	Non- managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	(1)	380	380	351	360	518	612	83	—	1,924	430	479	36	945
- By-product revenue	—	(2)	(2)	—	(1)	(1)	(2)	—	—	(4)	(2)	(3)	—	(5)
- Inventory change	—	2	2	1	(2)	4	7	(17)	—	(7)	(3)	(7)	—	(10)
- Amortisation of tangible assets	(3)	(91)	(91)	(75)	(75)	(48)	(111)	(19)	—	(328)	(61)	(106)	—	(167)
- Amortisation of right of use assets	(1)	(1)	(1)	(4)	—	(3)	(27)	(1)	—	(35)	(16)	(6)	(1)	(23)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	—	1	1	(7)	(14)	(6)	(3)	—	—	(30)	(2)	(2)	(1)	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total cash costs (5)	(5)	289	289	265	268	465	476	46	(1)	1,519	347	354	34	735
Gold produced - oz (000)	—	309	309	237	221	273	483	40	—	1,254	259	313	—	572
Total cash costs per ounce - $/oz (1)	—	935	935	1,118	1,214	1,703	984	1,165	—	1,212	1,343	1,132	—	1,287

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and
“total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	55

NON-GAAP DISCLOSURE I NOTE A

TOTAL CASH COSTS	FOR THE YEAR ENDED 31 DECEMBER 2024
	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(6)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (4)		Managed operations	Group total (4)
in US Dollar millions, except as otherwise noted
Cost of sales per segmental information (2)	368	352	136	2	858	—	380	3,726	4,106		3,643	4,023
- By-product revenue	(109)	(2)	—	—	(111)	—	(2)	(120)	(122)		(120)	(122)
- Inventory change	1	(2)	—	—	(1)	—	2	(18)	(16)		(1)	1
- Amortisation of tangible assets	(61)	(89)	(18)	—	(168)	—	(91)	(666)	(757)		(647)	(738)
- Amortisation of right of use assets	—	(23)	(4)	—	(27)	—	(1)	(86)	(87)		(86)	(87)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—		—	—
- Rehabilitation and other non-cash costs	(10)	2	—	—	(8)	—	1	(43)	(42)		(43)	(42)
- Retrenchment costs	(1)	(1)	(1)	—	(3)	—	—	(3)	(3)		(3)	(3)
Total cash costs (5)	189	237	113	2	541	—	289	2,790	3,079		2,744	3,033
Gold produced - oz (000)	175	271	80	—	526	—	309	2,352	2,661		2,312	2,621
Total cash costs per ounce - $/oz (1)	1,073	876	1,411	—	1,027	—	935	1,187	1,157		1,187	1,157

(1) In addition to the operational performances of the mines, “all-in sustaining costs per ounce” and “total cash costs per ounce” are affected by fluctuations in the foreign currency exchange rate. AngloGold Ashanti reports “all-in sustaining costs per ounce” calculated to the nearest US dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US dollar amount and gold produced in ounces. “All-in sustaining costs per ounce” and “total cash costs per ounce” may not be calculated based on amounts presented in this table due to rounding.

(2) Refer to Segmental reporting.
(3) Corporate includes non-gold producing managed operations.
(4) Total including equity-accounted non-managed joint ventures.
(5) “Total cash costs” and “all-in sustaining costs” may not be calculated based on amounts presented in this table due to rounding.
(6) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	56

NON-GAAP DISCLOSURE I NOTE B

QUARTER 4 AND YEAR  I  2025 AND 2024

AVERAGE GOLD PRICE RECEIVED PER OUNCE	Quarter			Quarter			Year			Year
	ended			ended			ended			ended
	Dec			Dec			Dec			Dec
	2025			2024			2025			2024
	Unaudited			Unaudited			Unaudited			Unaudited
US Dollar millions, except as otherwise noted	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)	Managed operations	Non- managed joint ventures	Group (Equity)
Gold income per income statement	3,023	327	3,023	1,716	208	1,716	9,730	1,038	9,730	5,673	741	5,673
Associates and joint ventures’ share of gold income			327			208			1,038			741
Gold income	3,023	327	3,350	1,716	208	1,924	9,730	1,038	10,768	5,673	741	6,414

Gold sold - oz (000)	725	78	803	647	78	725	2,807	298	3,105	2,370	309	2,679
Average gold price received per ounce - $/oz	4,172	4,162	4,171	2,652	2,662	2,653	3,466	3,483	3,468	2,393	2,401	2,394

Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	57

NON-GAAP DISCLOSURE I NOTE C

QUARTER 4 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 DECEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	21	21	39	47	37	53	43	—	219	29	13	—	42
Non-sustaining capital expenditure	—	20	20	24	17	13	5	35	—	94	—	19	—	19
Capital expenditure	1	41	41	63	64	50	58	78	—	313	29	32	—	61

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	21	41	4	—	66	1	21	329	350	286	307
Non-sustaining capital expenditure	—	5	—	—	5	7	20	125	145	90	110
Capital expenditure	21	46	4	—	71	8	41	454	495	376	417

CAPITAL EXPENDITURE	FOR THE QUARTER ENDED 31 DECEMBER 2024
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	—	19	19	28	34	26	52	20	—	160	26	11	—	37
Non-sustaining capital expenditure	—	17	17	22	20	3	6	—	—	51	—	3	—	3
Capital expenditure	—	36	36	50	54	29	58	20	—	211	26	14	—	40

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	24	30	12	—	66	3	19	266	285	246	265
Non-sustaining capital expenditure	—	—	—	—	—	13	17	67	84	67	84
Capital expenditure	24	30	12	—	66	16	36	333	369	313	349

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	58

NON-GAAP DISCLOSURE I NOTE C

YEAR 2025 AND 2024

CAPITAL EXPENDITURE	FOR THE YEAR ENDED 31 DECEMBER 2025
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	2	71	71	101	174	85	218	145	—	723	87	35	—	122
Non-sustaining capital expenditure	—	80	80	72	35	17	20	117	—	261	—	63	—	63
Capital expenditure	2	151	151	173	209	102	238	262	—	984	87	98	—	185

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	64	119	37	—	220	3	71	1,070	1,141	925	996
Non-sustaining capital expenditure	—	16	—	—	16	39	80	379	459	262	342
Capital expenditure	64	135	37	—	236	42	151	1,449	1,600	1,187	1,338

CAPITAL EXPENDITURE	FOR THE YEAR ENDED 31 DECEMBER 2024
	Corporate and other	AFRICA									AUSTRALIA
		Kibali	Non-managed joint ventures	Iduapriem	Obuasi	Siguiri	Geita	Sukari	Africa other	Managed operations	Sunrise Dam	Tropicana	Australia other	Australia
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	1	68	68	108	145	93	181	20	—	547	65	37	—	102
Non-sustaining capital expenditure	—	57	57	61	57	9	15	—	—	142	—	51	—	51
Capital expenditure	1	125	125	169	202	102	196	20	—	689	65	88	—	153

CAPITAL EXPENDITURE	AMERICAS					Projects	GROUP			GROUP EXCL. SUKARI(2)
	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Americas		Non- managed joint ventures	Managed operations	Group total (1)	Managed operations	Group total (1)
in US Dollar millions, except as otherwise noted

Sustaining capital expenditure	71	98	40	—	209	5	68	864	932	844	912
Non-sustaining capital expenditure	—	—	—	—	—	33	57	226	283	226	283
Capital expenditure	71	98	40	—	209	38	125	1,090	1,215	1,070	1,195

(1) Total including equity-accounted non-managed joint ventures.
(2) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	59

NON-GAAP DISCLOSURE I NOTE D

ADJUSTED EBITDA	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited

Adjusted EBITDA (1)
Profit before taxation	1,444	698	4,276	1,672
Add back:
Finance costs and unwinding of obligations	54	41	220	167
Finance income	(38)	(38)	(152)	(160)
Amortisation of tangible, right of use and intangible assets	422	238	1,287	752
Other amortisation	8	(4)	8	(3)
Associates and joint ventures share of amortisation, interest, taxation and other	160	109	452	307
EBITDA	2,050	1,044	6,091	2,735

Adjustments:
Foreign exchange and fair value adjustments	(16)	(68)	41	1
Care and maintenance costs	9	(28)	27	51
Retrenchment and related costs	22	8	47	17
Impairment (reversal of impairment), derecognition of assets and (profit) loss on disposal	110	(72)	88	(58)
Joint ventures share of costs	—	—	—	1
Adjusted EBITDA	2,175	884	6,294	2,747

(1) EBITDA (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	60

NON-GAAP DISCLOSURE I NOTE E

ADJUSTED NET DEBT (CASH)(1)	As at	As at
	Dec	Dec
	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited

Borrowings - non-current portion	2,025	1,901
Borrowings - current portion	19	83
Lease liabilities - non-current portion	155	65
Lease liabilities - current portion	59	76
Total borrowings	2,258	2,125
Less cash and cash equivalents, net of bank overdraft	(2,882)	(1,397)
Net debt (cash)	(624)	728

Adjustments:
IFRS16 lease adjustments	(204)	(126)
Unamortised portion of borrowing costs	16	26
Cash restricted for use	(67)	(61)
Adjusted net debt (cash)	(879)	567

Adjusted net debt (cash) to Adjusted EBITDA ratio	(0.14) :1	0.21:1

Total borrowings to profit before taxation	0.53:1	1.27:1

(1) Net debt (cash) (as adjusted) and prepared in terms of the formula set out in the Revolving Credit Agreements.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	61

NON-GAAP DISCLOSURE I NOTE F

FREE CASH FLOW	Quarter	Quarter	Year	Year
	ended	ended	ended	ended
	Dec	Dec	Dec	Dec
	2025	2024	2025	2024
US Dollar millions, except as otherwise noted	Unaudited	Unaudited	Unaudited	Unaudited
Net cash flow from operating activities (1)	1,622	690	4,784	1,968
Repayment of loans advanced to joint ventures	84	10	161	149
Dividends paid to non-controlling interests	(202)	(65)	(588)	(71)
Operating cash flow	1,504	635	4,357	2,046
Capital expenditure on tangible and intangible assets	(454)	(333)	(1,449)	(1,090)
Free cash flow	1,050	302	2,908	956

(1) Includes working capital movements as per table below.

(Increase) decrease in inventories	(22)	(55)	(57)	(78)
(Increase) decrease in trade receivables	(38)	(61)	(219)	(182)
(Decrease) increase in trade payables	88	(7)	102	6
Movement in working capital	28	(123)	(174)	(254)

Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	62

OTHER INFORMATION I EXCHANGE RATES

EXCHANGE RATES	Dec	Dec
	2025	2024
	Unaudited	Unaudited

ZAR/USD
Average for the year	17.86	18.32
Average for the quarter	17.10	17.89
Closing	16.56	18.85

AUD/USD
Average for the year	1.55	1.52
Average for the quarter	1.52	1.53
Closing	1.50	1.62

BRL/USD
Average for the year	5.59	5.39
Average for the quarter	5.39	5.83
Closing	5.50	6.19

ARS/USD
Average for the year	1,246.73	916.78
Average for the quarter	1,436.37	1,000.92
Closing	1,459.42	1,032.50

EGP/USD
Average for the year	49.19	45.36
Average for the quarter	47.45	49.54
Closing	47.65	50.89

Q4 2025 EARNINGS RELEASE	63

OPERATING RESULTS I OPERATIONS AT A GLANCE

QUARTER 4 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24

AFRICA Non-managed joint ventures	79	80	639	577	293	394	—	—	1.60	1.13	4.89	4.64	—	—	2.64	2.55
Kibali - Attributable 45% (1)	79	80	639	577	293	394	—	—	1.60	1.13	4.89	4.64	—	—	2.64	2.55

AFRICA Managed operations	439	360	7,977	5,863	1,338	1,080	—	434	1.06	1.03	3.78	4.77	—	0.07	1.47	1.52
Iduapriem	50	50	1,345	1,422	—	—	—	—	1.16	1.09	—	—	—	—	1.16	1.09
Obuasi	72	60	—	—	359	301	—	11	—	—	6.26	6.21	—	1.02	6.26	6.01
Siguiri (3)	85	74	3,020	2,938	—	—	—	—	0.88	0.78	—	—	—	—	0.88	0.78
Geita	113	136	766	740	646	686	—	—	2.05	1.85	3.01	4.17	—	—	2.49	2.97
Sukari (3)	119	40	2,846	763	333	93	—	423	0.93	1.04	2.59	4.52	—	0.05	1.16	0.97

AUSTRALIA	151	166	1,646	1,603	991	977	—	—	1.42	1.52	2.37	2.80	—	—	1.78	2.00
Sunrise Dam	58	66	407	331	583	622	—	—	1.61	1.25	1.98	2.63	—	—	1.83	2.15
Tropicana - Attributable 70%	93	100	1,239	1,272	408	355	—	—	1.36	1.59	2.93	3.09	—	—	1.75	1.92

AMERICAS	130	144	179	317	692	612	684	676	2.87	2.37	3.89	4.83	1.25	1.14	2.61	2.79
Cerro Vanguardia (3)(5)	42	47	179	232	137	107	549	596	2.87	2.73	4.74	6.19	0.28	0.27	1.53	1.56
AngloGold Ashanti Mineração (2)	77	75	—	—	341	245	135	80	—	—	4.96	7.01	5.16	7.59	5.02	7.15
Serra Grande	11	22	—	85	214	260	—	—	—	1.39	1.63	2.21	—	—	1.63	2.01

Managed operations	720	670	9,802	7,783	3,021	2,669	684	1,110	1.15	1.18	3.34	4.06	1.25	0.72	1.66	1.80
Non-managed joint ventures	79	80	639	577	293	394	—	—	1.60	1.13	4.89	4.64	—	—	2.64	2.55
Group total including equity-accounted non- managed joint ventures	799	750	10,441	8,360	3,314	3,063	684	1,110	1.18	1.18	3.48	4.13	1.25	0.72	1.72	1.86
Managed operations (excluding Sukari)(4)	601	630	6,956	7,020	2,688	2,576	684	687	1.24	1.20	3.43	4.04	1.25	1.14	1.81	1.91
Non-managed joint ventures	79	80	639	577	293	394	—	—	1.60	1.13	4.89	4.64	—	—	2.64	2.55
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	680	710	7,595	7,597	2,981	2,970	684	687	1.27	1.19	3.58	4.12	1.25	1.14	1.88	1.96

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for Q4 2024.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	64

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

QUARTER 4 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE QUARTERS ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24

AFRICA Non-managed joint ventures	96	101	231	107	1,156	967	1,108	1,188	6	5	15	14	20	17
Kibali - Attributable 45% (1)	96	101	231	107	1,156	967	1,108	1,188	6	5	15	14	20	17

AFRICA Managed operations	893	557	966	351	1,297	1,225	1,830	1,780	109	73	110	87	94	51
Iduapriem	108	91	117	34	1,489	1,478	2,303	2,131	33	17	6	11	24	22
Obuasi	138	101	190	57	1,376	1,169	2,079	1,905	30	21	17	13	17	20
Siguiri (3)	173	134	156	48	1,898	1,747	2,493	2,186	4	7	33	19	13	3
Geita	253	148	231	176	1,187	892	1,621	1,327	31	16	22	36	5	6
Sukari (3)	221	83	272	36	841	1,165	1,211	1,858	11	12	32	8	35	—
Administration and other	—	—	—	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	285	259	367	184	1,445	1,171	1,783	1,465	19	18	23	19	19	3
Sunrise Dam	116	114	132	63	1,601	1,406	2,145	1,888	14	14	15	12	—	—
Tropicana - Attributable 70%	158	135	246	131	1,234	924	1,444	1,086	5	4	8	7	19	3
Administration and other	11	10	(11)	(10)	—	—	—	—	—	—	—	—	—	—

AMERICAS	245	230	312	169	1,178	1,035	1,806	1,574	35	39	31	27	5	—
Cerro Vanguardia (3)	94	99	90	47	1,142	1,155	1,850	1,811	13	11	8	13	—	—
AngloGold Ashanti Mineração (2)	120	98	207	98	1,058	859	1,670	1,344	20	22	21	8	5	—
Serra Grande	31	32	15	25	2,095	1,338	2,583	1,842	2	6	2	6	—	—
Administration and other	—	1	—	(1)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	1	3	7	13
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	1	8
North American projects	—	—	—	—	—	—	—	—	—	—	1	3	6	5

CORPORATE AND OTHER	2	(3)	(2)	3	—	—	—	—	—	—	1	—	—	—

Managed operations	1,425	1,043	1,643	707	1,307	1,165	1,881	1,702	163	130	166	136	125	67
Non-managed joint ventures	96	101	231	107	1,156	967	1,108	1,188	6	5	15	14	20	17
Group total including equity-accounted non- managed joint ventures	1,521	1,144	1,874	814	1,292	1,144	1,805	1,647	169	135	181	150	145	84
Managed operations (excluding Sukari)(4)	1,204	960	1,371	671	1,398	1,165	2,012	1,691	152	118	134	128	90	67
Non-managed joint ventures	96	101	231	107	1,156	967	1,108	1,188	6	5	15	14	20	17
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	1,300	1,061	1,602	778	1,370	1,143	1,908	1,633	158	123	149	142	110	84

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	65

OPERATING RESULTS I OPERATIONS AT A GLANCE

YEAR 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024
	Gold production oz (000)		Open-pit treated 000 tonnes		Underground milled / treated 000 tonnes		Other milled / treated 000 tonnes		Open-pit recovered grade g/tonne		Underground recovered grade g/tonne		Other recovered grade g/tonne		Total recovered grade g/tonne
	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24

AFRICA Non-managed joint ventures	303	309	2,437	2,229	1,308	1,598	—	—	1.37	0.99	4.65	4.63	—	—	2.52	2.51
Kibali - Attributable 45% (1)	303	309	2,437	2,229	1,308	1,598	—	—	1.37	0.99	4.65	4.63	—	—	2.52	2.51

AFRICA Managed operations	1,746	1,254	29,543	20,083	5,108	3,879	190	564	1.08	1.06	4.25	4.54	0.34	0.29	1.56	1.59
Iduapriem	199	237	5,116	5,410	—	—	—	—	1.21	1.36	—	—	—	—	1.21	1.36
Obuasi	266	221	—	—	1,336	1,144	—	141	—	—	6.19	5.89	—	0.99	6.19	5.35
Siguiri (3)	289	273	10,813	11,103	—	—	—	—	0.83	0.76	—	—	—	—	0.83	0.76
Geita	492	483	2,594	2,807	2,611	2,642	—	—	2.23	1.64	3.64	3.95	—	—	2.94	2.76
Sukari (3)	500	40	11,020	763	1,161	93	190	423	0.98	1.04	3.41	4.52	0.34	0.05	1.26	0.97

AUSTRALIA	537	572	6,556	6,427	3,776	3,709	—	—	1.16	1.19	2.41	2.73	—	—	1.62	1.75
Sunrise Dam	232	259	1,496	1,494	2,377	2,399	—	—	1.37	1.18	2.17	2.62	—	—	1.86	2.07
Tropicana - Attributable 70%	305	313	5,060	4,933	1,399	1,310	—	—	1.10	1.20	2.81	2.93	—	—	1.47	1.56

AMERICAS	505	526	722	897	2,831	2,057	2,193	2,785	2.91	2.42	4.07	4.28	0.95	1.94	2.73	2.85
Cerro Vanguardia (3)(5)	179	175	720	755	532	497	1,997	2,020	2.92	2.62	4.55	5.05	0.53	0.48	1.72	1.67
AngloGold Ashanti Mineração (2)	273	271	—	—	1,427	663	196	765	—	—	5.22	6.02	5.31	5.80	5.23	5.90
Serra Grande	53	80	2	142	872	897	—	—	1.17	1.30	1.89	2.56	—	—	1.89	2.39

Managed operations	2,788	2,352	36,821	27,407	11,715	9,645	2,383	3,349	1.13	1.13	3.61	3.79	0.91	1.66	1.70	1.81
Non-managed joint ventures	303	309	2,437	2,229	1,308	1,598	—	—	1.37	0.99	4.65	4.63	—	—	2.52	2.51
Group total including equity-accounted non- managed joint ventures	3,091	2,661	39,258	29,636	13,023	11,243	2,383	3,349	1.14	1.12	3.72	3.91	0.91	1.66	1.76	1.87
Managed operations (excluding Sukari)(4)	2,288	2,312	25,801	26,644	10,554	9,552	2,193	2,926	1.19	1.14	3.64	3.78	0.95	1.90	1.85	1.84
Non-managed joint ventures	303	309	2,437	2,229	1,308	1,598	—	—	1.37	0.99	4.65	4.63	—	—	2.52	2.51
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	2,591	2,621	28,238	28,873	11,862	11,150	2,193	2,926	1.21	1.13	3.75	3.90	0.95	1.90	1.91	1.90

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
(5) Cerro Vanguardia has adjusted the basis of allocation between open-pit, underground and other treated tonnes resulting in an adjustment of treated tonnes and related grades for 2024.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	66

FINANCIAL RESULTS I OPERATIONS AT A GLANCE

YEAR 2025 AND 2024

OPERATIONS AT A GLANCE	FOR THE YEAR ENDED 31 DECEMBER 2025 AND 31 DECEMBER 2024
	Cost of sales		Gross profit		Total cash costs per ounce*		All-in sustaining costs per ounce*		Sustaining MRD / Stripping capital		Other sustaining capital		Non-sustaining capital*
	$m		$m		$/oz		$/oz		$m		$m		$m
	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24	Dec-25	Dec-24

AFRICA Non-managed joint ventures	432	380	608	363	1,148	935	1,317	1,146	20	32	51	36	80	57
Kibali - Attributable 45% (1)	432	380	608	363	1,148	935	1,317	1,146	20	32	51	36	80	57

AFRICA Managed operations	3,034	1,924	3,088	1,096	1,182	1,212	1,647	1,709	390	333	333	214	261	142
Iduapriem	424	351	280	213	1,482	1,118	2,096	1,614	85	85	16	23	72	61
Obuasi	458	360	485	171	1,325	1,214	2,026	1,942	121	98	53	47	35	57
Siguiri (3)	591	518	400	136	1,783	1,703	2,165	2,093	18	28	67	65	17	9
Geita	773	612	960	540	1,038	984	1,525	1,418	120	110	98	71	20	15
Sukari (3)	789	83	962	36	783	1,165	1,094	1,858	46	12	99	8	117	—
Administration and other	(1)	—	1	—	—	—	—	—	—	—	—	—	—	—

AUSTRALIA	1,009	945	874	453	1,530	1,287	1,825	1,526	50	53	72	49	63	51
Sunrise Dam	442	430	350	197	1,634	1,343	2,078	1,665	36	36	51	29	—	—
Tropicana - Attributable 70%	527	479	564	292	1,330	1,132	1,508	1,297	14	17	21	20	63	51
Administration and other	40	36	(40)	(36)	—	—	—	—	—	—	—	—	—	—

AMERICAS	973	858	915	517	1,195	1,027	1,741	1,514	141	143	79	66	16	—
Cerro Vanguardia (3)	441	368	301	180	1,227	1,073	1,726	1,544	34	38	30	33	—	—
AngloGold Ashanti Mineração (2)	391	352	573	283	976	876	1,506	1,334	79	78	40	20	16	—
Serra Grande	139	136	43	56	2,165	1,411	2,951	2,039	28	27	9	13	—	—
Administration and other	2	2	(2)	(2)	—	—	—	—	—	—	—	—	—	—

PROJECTS	—	—	—	—	—	—	—	—	—	—	3	5	39	33
Colombian projects	—	—	—	—	—	—	—	—	—	—	—	—	13	13
North American projects	—	—	—	—	—	—	—	—	—	—	3	5	26	20

CORPORATE AND OTHER	6	(1)	(6)	1	—	—	—	—	—	—	2	1	—	—

Managed operations	5,022	3,726	4,871	2,067	1,252	1,187	1,751	1,672	581	529	489	335	379	226
Non-managed joint ventures	432	380	608	363	1,148	935	1,317	1,146	20	32	51	36	80	57
Group total including equity-accounted non- managed joint ventures	5,454	4,106	5,479	2,430	1,242	1,157	1,709	1,611	601	561	540	371	459	283
Managed operations (excluding Sukari)(4)	4,233	3,643	3,909	2,031	1,355	1,187	1,895	1,668	535	517	390	327	262	226
Non-managed joint ventures	432	380	608	363	1,148	935	1,317	1,146	20	32	51	36	80	57
Group total including equity-accounted non- managed joint ventures (excluding Sukari)(4)	4,665	4,023	4,517	2,394	1,330	1,157	1,829	1,607	555	549	441	363	342	283

(1) Equity-accounted joint venture.
(2) Includes gold concentrate from the Cuiabá mine sold to third parties.
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Adjusted to exclude Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
* Refer to “Non-GAAP disclosure” for definitions and reconciliations.
Rounding of figures may result in computational discrepancies.

Q4 2025 EARNINGS RELEASE	67

ADMINISTRATION AND CORPORATE I INFORMATION

AngloGold Ashanti plc
Incorporated in England & Wales
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
Share codes:
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE: AU
JSE: ANG
A2X: ANG
GhSE (Shares): AGA
GhSE (GhDS): AAD
JSE Sponsor:
The Standard Bank of South Africa Limited
Auditors:
PricewaterhouseCoopers Inc.
PricewaterhouseCoopers LLP
Offices
Registered and Corporate
Third Floor, Hobhouse Court
Suffolk Street
London SW1Y 4HH
United Kingdom
Global headquarters
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
United States of America
Telephone: +1 303 889 0700
Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4600
South Africa
112 Oxford Road
Houghton Estate,
Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
Alberto Calderon (Chief Executive Officer)
Gillian Doran  (Chief Financial Officer)
Non-Executive
Jochen Tilk (Chair)
Kojo Busia
Bruce Cleaver
Alan Ferguson
Albert Garner
Jinhee Magie
Nicky Newton-King
Marcus Randolph
Diana Sands
Company Secretary
Catherine Stead
Company secretarial e-mail
companysecretary@anglogoldashanti.com
Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@aga.gold
Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@aga.gold
AngloGold Ashanti website
www.anglogoldashanti.com

Share Registrars
United States
Computershare Trust Company, N.A.
150 Royall Street
Suite 101
Canton, MA 02021
United States of America
Telephone US: 866-644-4127
Telephone non-US: +1-781-575-2906
Shareholder Online inquiries:
https://www-us.computershare.com/Investor/
#Contact
Website: www.computershare.com/
AngloGoldAshanti
South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website: www.computershare.com
Ghana
Central Securities Depository (GH) LTD
4th Floor, Cedi House
PMB CT 465, Cantonments
Accra, Ghana
Telephone: +233 302 689313
Fax: +233 302 689315
Ghana depositary
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

AngloGold Ashanti posts information that may be important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated periodically. AngloGold Ashanti intends to use its website as a means of disclosing material non-public information to the public in a broad, non-exclusionary manner and for complying with its disclosure obligations.
Accordingly, investors should visit this website regularly to obtain important information about AngloGold
Ashanti, in addition to following its press releases, documents it files with, or furnishes to, the United States
Securities and Exchange Commission (SEC) and public conference calls and webcasts. No material on the
AngloGold Ashanti website forms any part of, or is incorporated by reference into, this document. References herein to the AngloGold Ashanti website shall not be deemed to cause such incorporation.
PUBLISHED BY ANGLOGOLD ASHANTI
FORWARD-LOOKING  I  STATEMENTS
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of
AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold
Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s financial reports, operations, economic performance and financial condition. These forward-looking statements or forecasts are not based on historical facts, but rather reflect our current beliefs and expectations concerning future events and generally may be identified by the use of forward-looking words, phrases and expressions such as “believe”,
“expect”, “aim”, “anticipate”, “intend”, “foresee”, “forecast”, “predict”, “project”, “estimate”, “likely”, “may”, “might”, “could”, “should”, “would”, “seek”, “plan”, “scheduled”, “possible”, “continue”,
“potential”, “outlook”, “target” or other similar words, phrases, and expressions; provided that the absence thereof does not mean that a statement is not forward-looking. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from the anticipated results, performance, actions or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results, performance, actions or achievements could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics, the failure to maintain effective internal control over financial reporting or effective disclosure controls and procedures, the inability to remediate one or more material weaknesses, or the discovery of additional material weaknesses, in the Company’s internal control over financial reporting, and other business and operational risks and challenges and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the financial year ended 31 December 2024 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results, performance, actions or achievements to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on AngloGold Ashanti’s future results, performance, actions or achievements. Consequently, readers are cautioned not to place undue reliance on forward-
looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold
Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 20 February 2026
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary